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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TomTom

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 23 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34879

FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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AR/S (ANNUAL REPORT) ☑

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OICF/BY: dw

DAT : 4/19/07

Annex A

Driving ahead

Annual Report 2006


YT5 WBK

TOMTOM

Financial highlights of the year

Revenue
(€ in millions)



06 1,364
05 720
04 192
03 39
02 8

+89%

Shareholders' equity
(€ in millions)



06 551
05 303
04 38
03 8
02 2

+80%

Operating income
(€ in millions)



06 340
05 195
04 43
03 10
02 2

+74%

Average number of employees



06 627
05 316
04 150
03 75
02 38

+98%

Net income
(€ in millions)



06 222
05 143
04 28
03 6
02 1

+55%

Number of units sold
(in 000s)



06 5,030
05 2,212
04 687
03 205
02 29

+127%

Cash generated from operations
(€ in millions)



06 392
05 102
04 44
03 9
02 1

+284%


PADDINGTON
A4209
Talbot Square
Norfolk Square
Norfolk Square Mews
40
20
13.4
11:58
0:38
12:36
20
A4209 Sussex Gardens
tomtom
Smart innovation
The TomTom GO 910 is our most highly featured navigator. Its hands-free calling, photo features, built-in MP3 player and interactive iPod® control also make it the smartest.





TomTom HOME (top)
TomTom HOME, our proprietary software application that works on both PCs and Macs, allows users to manage the content on their TomTom PND.

TomTom WORK (bottom)
TomTom WORK combines tracking and tracing with navigation for business users.

Driving ahead through innovation...

...imagining tomorrow's best

We are continuously sharpening our competitive position in the high-growth navigation marketplace. Our leadership in technology and innovation is key to our success. Our product innovation cycle is accelerating as we invest and expand our development teams. We continue to build the capabilities of our navigation platform. As a result, we are able to offer our customers the best and most connected navigation technology and mobility solutions in the market.

We are constantly striving to attract new buyers to the navigation market. We explore innovative ways in which we can enhance TomTom's brand awareness and expand our global footprint. We achieve this by diversifying and expanding our product and service portfolio. As a result, TomTom's growth will remain strong and we will continue to lead the personal navigation market.

Case study — Planned navigation starts at HOME

TomTom HOME, our unique and innovative free software application, allows users to manage the content on their device, or enhance it by downloading extras online. The range of content is wide and it includes the latest maps and add-ons such as voices, weather, traffic and safety cameras. TomTom GO 910 users can also play music and view photos downloaded through TomTom HOME.

Case study — Connected navigation starts at WORK

TomTom WORK is a connected navigation solution for businesses that combines tracking-and-tracing technology with smart navigation. This innovative combination allows easy two-way connectivity between cars, dispatchers, fleet managers and drivers, streamlining daily management and communication between vehicle fleets and office staff.


able car
GO 910
tomtom
ONE
190
275 yd
1.85 mls
1:36
1:37
Old Quebec Street
use
touchscre
calling &

Customer-centred alliances
We work in close partnership with retailers around the world to make sure TomTom customers receive excellent service.



A new versatile solution
Our new business unit TomTom Mobility Solutions is developing the next generation premium traffic service that will be launched in the second half of 2007

This service will be available to consumers, government agencies and businesses.

We greatly value our relationships with our retail, distribution and business partners. Our retailers are essential to the promotion of our products and offer our consumers a friendly, high-quality service, often introducing first-time buyers to the world of satellite navigation technology. Their knowledge of the local markets and the infrastructure they provide to reach a large number of potential customers is invaluable.

Our products are manufactured and assembled by a limited number of specialist suppliers and we are constantly looking for ways in which to improve our supply chain. This helps us to enhance product reliability, and the performance and functionality of our finished products.

Case study — Strategic Alliances

We are building the strategic partnerships that strengthen TomTom's advance towards the next level of navigation. For instance, our new business unit, TomTom Mobility Solutions, has partnered with Vodafone in the Netherlands to deliver a navigation technology that will revolutionise the way people plan their daily journeys. Through TomTom's patented technology and the collection of data via the Vodafone network, anonymous, raw signalling data will be converted into accurate, real-time, information about the speed and direction of cars travelling throughout the road network of the Netherlands. It will provide a much more accurate, faster and more detailed picture of travel times than GPS navigation system users are accustomed to today.

Driving ahead in partnership...



Tested quality
Over 50 people form the TomTom Test Team. They ensure our products and services meet the strict quality standards that our customers expect.





We set clear, challenging targets for our people and offer them the means to achieve them, and to improve on their previous performance

In addition, we endeavour to set the conditions necessary for our people to put their creativity and ambitions to work towards a better business outcome.

...building a great place to work
Our people are fundamental to our success, and TomTom is committed to attracting and retaining the best talent in the market. We employ exceptional people from more than 35 different countries. As we build a truly global organisation, we seek to motivate, inspire and engage our people through open dialogue, clear career opportunities and fair reward.

We strive to keep an environment at TomTom that is both challenging and entrepreneurial, and we place great emphasis on fostering innovation, creativity and teamwork. Our enthusiasm is founded on our peoples' open spirit, passion for results and get-things-done mindset, all of which are pivotal in keeping TomTom a great place to work.

Case study
— Attracting the right people
Being aware that TomTom was poised to grow rapidly, we intensified our recruitment efforts in 2006. Because our people are key to achieving our goals, we decided to roll out an international recruitment campaign featuring TomTom employees. We selected male and female staff from many different countries and with many cultural backgrounds who represent our peoples' values – passion for results, open spirit and innovative thinking. The result was a unique and a highly successful TomTom recruitment advertising campaign.

Driving ahead with enthusiasm...

Chief Executive's statement

In 2006 TomTom enjoyed its most successful year on record. We doubled our revenues to nearly €1.4 billion which, coupled with tight cost control, helped us maintain healthy margins and to be strongly cash generative.

Last year saw personal navigation become part of daily life for millions of people, as personal navigation tools moved on from the early adapter phase and became a well-established product category. Feedback from our customers and independent research has confirmed our view that in-car navigation helps to reduce both real and perceived 'workload' for the driver and as such contributes to reducing stress and enhancing safety. There is also emerging evidence that car navigation helps to reduce the number of miles driven and this has associated benefits for congestion, pollution and costs. Relatively low product penetration levels continue to prevail and, as a result, the long-term opportunities for sustainable growth are exciting.

We are proud about the leading role we have played in developing this market. In the last five years we have grown our business from revenues of only €8 million to €1.4 billion in 2006. We have done this whilst strengthening our market position and preserving our margins. We have also built a strong cash balance. These are all good indicators that both our strategy and business model are working.

With the help of a loyal customer base and committed trading partners, we are in an excellent position to maintain market leadership and to develop the next generation of navigation devices and services.

We have quickly matured into a professional international organisation, and have continued to increase our employee levels to support and deliver growth. Our people are essential to serving our customers and maintaining the momentum of our innovation and product development. TomTom is an exciting place to work, where creative and talented people are shaping the future of satellite navigation. We are dedicated to continuing to attract, retain and develop the best talent in the industry.

At the forefront of our success is our commitment to delivering the most innovative navigation products and services. In 2006 we released our new TomTom ONE and TomTom GO ranges and we launched our TomTom HOME application delivering a superior connected environment to our customers. These new solutions helped us bring navigation to a broad spectrum of customers at a number of different price points.

As a result, our market position continues to be strong. We were once again the leading provider of navigation devices in Europe with a market share of around 50%. In the US we made good progress and more than doubled our revenue. The consumer and technology awards our products received this year show that we continue to offer the leading, most innovative products and solutions in the category.



"We are proud about the leading role we have played in developing this market. In the last five years we have grown our business from revenues of only €8 million to €1.4 billion in 2006."

Harold Goddijn

Chief Executive

Our retail and distribution partners were essential in making our success possible in 2006. We are thankful to each one of them for their valuable expertise and support, as well as for remaining as committed to our relationship as we are. This year we stepped up our efforts to expand our distribution channels, and we are excited to see TomTom products selling well in 25 countries. This was possible thanks to the continued increase in the shelf space devoted to our products across all key markets; ensuring that our brand remains highly visible and that our customers can easily find a TomTom.

An important milestone this year was the launch of TomTom Mobility Solutions after the successful integration of Applied Generics, a company we acquired in January 2006. Preparations to launch the world's most advanced real-time Travel Time Information service in the Netherlands based on this technology are well underway. Reliable and highly detailed travel time information is widely seen as the most valuable content for navigation services and will facilitate intelligent and automatic optimised routing for our users. This technology is highly scalable and discussions to deploy it in other countries are progressing.

Connected navigation became a reality in March 2006 with the launch of TomTom WORK, our vehicle fleet management service which is now operational across Europe and the US. This business enjoyed healthy sales growth, and is well positioned to continue to extend its position in commercial vehicle telematics systems in 2007.

Our success with plug-and-drive portable navigation devices is now extending into the automotive industry with semi-integrated and integrated in-car navigation. Earlier this year, TomTom presented the world's first portable navigation solution for the automotive industry, which can be attached to vehicles through the dashboard or the radio. We believe this recognises the robustness of our software technology and confirms TomTom as the brand of choice for many car owners.

We are a thriving business and the future holds exciting prospects for us. The global market for intuitive personal navigation solutions has barely been tapped. The potential for greater product sophistication and value-added services is limited only by the skills, imagination and technology in which TomTom has been investing. Consumer demand for straight-from-the-box products will remain robust and innovation will accelerate, creating new opportunities for TomTom.

I am confident that our customer focus and deep understanding of all relevant technologies will allow us to continue to shape the industry.

As we continue to build our cutting-edge navigation technologies, we are intensifying our efforts to recruit talented engineers who will provide the skills and talents we will require tomorrow.

We are determined to strengthen TomTom's market position and leadership in the development and marketing of personal navigation solutions supported by the continued protection of our intellectual property.

TomTom is bringing personal navigation to the mass market; we look forward to continuing to be the benchmark against which our competitors are judged. This will be a year in which we continue to put our energy and enthusiasm towards meeting the personal navigation needs of tomorrow's customers. New, important milestones await us and we have the determination to reach them, because we know that fantastic opportunities will be created for everyone at TomTom along the way.



Harold Goddijn
Chief Executive
22 February 2007

We consistently make the best products available to our customers. Being first to market with innovative products and services is one of our key competitive advantages.

Car navigation

For more than 15 years TomTom has focused on developing innovative and smart products that exceed consumer needs. Early on we recognised the huge market potential of the newly emerging navigation software, as it addressed a fundamental need. Our primary goal was to make navigation accessible for many people so they could fully appreciate the benefits of this new technology. With that in mind, we focused on developing simple, easy-to-use software that would appeal to all car drivers, with a user interface that could be quickly understood, and on meeting the highest quality standards.

When we launched the first GPS-linked car navigation software for PDAs in 2002, TomTom NAVIGATOR, the response was overwhelming. However, to deliver an even better navigation experience it was essential to also control the hardware. We evolved the product further, combining it with hardware in one stand-alone, fit-for-purpose unit. Thus the TomTom GO was born, our first portable navigation device (PND), which quickly gained popularity and defined the PND category.

The TomTom GO was acclaimed as a smart, fun and reliable satellite navigation solution. Ever since, we have continued to concentrate on bringing to market what customers want, receiving numerous consumer awards along the way due to the user-friendliness of our products. We are successful in making complex technology work in an intuitive, reliable and simple way for all car drivers.

The way we have been able to secure and expand our distribution and retail presence across the regions in which we operate has been key to our success. Our excellent 'trusted partner' approach and our low product return rate make for mutually beneficial relationships with retailers. But, more importantly, this means that it is very easy for our customers to find a shop nearby that sells a TomTom.

The road ahead

Car navigation comes in several forms, but PNDs will continue to be the growth driver for the foreseeable future, as they are uniquely fit-for-purpose products. PNDs are becoming a product for the mass market and although the market remains widely untapped, over 10 million devices were sold in 2006 alone. The penetration of car navigation is increasing rapidly and its growing popularity means that we expect strong sales growth to continue, particularly in Europe and North America.

PNDs are becoming a tool for everyday life for many people and drivers who are increasingly able to save time and costs in the planning and completion of journeys. They are also seeing that PNDs reduce stress in finding the best route to their destination easily. Further, independent research proves the positive influence of satellite navigation devices on driving safety.

As penetration and dependency on PNDs increases, an opportunity to further enhance the quality of the experience for the user has emerged. This is about better and faster routing and more seamless access to dynamic travel information, such as real-time road and traffic conditions. As technology develops, PNDs will connect more effectively with the network and more and more add-on features and services will become available to car drivers. This will allow better journey planning and enhanced feature control from the office or home computer.

As car navigation grows in popularity amongst consumers, we are also seeing increasing demand from businesses. Companies are starting to realise that it is possible to save costs and control their fleets more efficiently through the installation of in-vehicle navigation systems. This is because greater efficiency and security can be achieved through the tracking and monitoring of commercial vehicles.

As the PND segment undergoes important technological developments, innovation will continue to be very important. Technology advances will create higher barriers to entry into the market. TomTom's total focus on personal navigation is a significant advantage. We develop our own hardware and software in-house which results in tight integration in our products which, in turn, gives our customers the best possible user experience. This, together with our scale, customer base and market reach, makes it increasingly difficult for new entrants to succeed in this market.

Priorities

We defined the personal navigation category and created a large market. We are the world's largest car navigation company with an installed base of over eight million users.

Product differentiation is key to success and we will continue to deliver a wide range of innovative products and services. We will also aim at a wider spectrum of the market. This means attracting consumers at a broader range of price points and it is also about targeting more business-to-business customers.

As part of our strategy, we regularly look for ways to achieve the above more cost-effectively, including the relentless improvement of our supply chain. This allows us to have a more flexible manufacturing policy, to diversify the sourcing of key components and other materials, and to optimise our product costs.

It is as important to continue the expansion of our distribution network as it is to nurture relationships with our existing retailers to keep channels well stocked. In 2007 we will continue to focus on increasing shelf space and on expanding our global network of retail partners.

TomTom has carefully cultivated its products to achieve a 'must-have' status amongst satisfied customers. We have made navigation easy and smart, taking much of the stress out of planning and completing journeys. Investment in marketing and brand development has heightened user awareness of the quality of our products and the values that TomTom represents. Sustained investment in these areas will help us protect and grow our market share.

The best way to remain vibrant and current in the market is through satisfied customers. We reward the trust vested in TomTom by making sure we deliver 'future-proof' products of the highest quality, underwritten by outstanding customer support. This will continue to drive TomTom ahead of its competitors.

We monitor the quality of our products and engage openly with our customers. This allows us to offer better customer support and to build long-lasting relationships with them. This is invaluable in identifying future customer needs, placing TomTom in an excellent position to spearhead the development of the next generation of navigation.

We will make access to the network easy and we will deliver superior, relevant content. We believe that accurate, real-time travel time information is critical to drive personal navigation to the next level.

Fundamentally better navigation is our vision, and current and future TomTom customers will benefit from this.



Revenue


06 1,364
05 720
04 192
03 39
02 8

+89%

Number of units sold


06 5,030
05 2,212
04 687
03 205
02 29

+127%

Revenue by product

1	PNDs	1,268
2	PDA/smartphone	31
3	Other	65
	Total	**1,364**


2
3
1

Revenue by region

1	Europe	1,227
2	North America	106
3	Rest of the world	31
	Total	**1,364**


2
3
1

Products

Portable navigation devices
TomTom is the world's largest provider of portable navigation devices (PNDs), with a market share of 50% in Europe and the number two position in the US. PNDs accounted for €1.27 billion of our revenues in 2006, and we sold more than 4.7 million PND units.

Our PNDs are designed and manufactured to offer simply the best navigation experience: the best arrival through the best routing, maps and travel information available. Our innovative designs focus on quality, ease of use and value. They are seamlessly integrated with our leading software technology and hardware. This provides our customers with the most reliable, intuitive and fun navigation products available; products which also happen to be the easiest and safest ones to use.

TomTom's PNDs are all-in-one navigation devices, which enable customers to navigate right 'out-of-the-box'. Our PND product portfolio consists of the TomTom GO family, the TomTom ONE family and the TomTom RIDER, the latter being a product specifically for motorcyclists.

Highlights 2006

— in March 2006 the new and improved all-in-one TomTom GO range was launched: the TomTom GO 510, GO 710 and the GO 910.
— in May 2006, a new edition of the TomTom RIDER was launched, now including maps of Western Europe.
— in August 2006 the new TomTom ONE Europe, ONE US and Canada, and TomTom ONE Regional versions were launched.

Building on the features that have made TomTom devices so popular, the 2006 TomTom GO range offers:
— new cutting-edge design
— high-quality, extra wide, 4-inch LCD touch screen
— greatly improved GPS performance
— hundreds of features and software improvements
— the unique free content management portal TomTom HOME
— the HOME dock, enabling users to connect to TomTom HOME through their computer
— improved hands-free calling functionality and safety camera databases
— TomTom GO 910 has multi-continental map coverage including the whole of Europe, the US and Canada, fully integrated MP3 player and text-to-speech functionality

TomTom RIDER, TomTom's portable navigation device for motorcyclists, has the following features:
— water resistant, fits both motorbikes and scooters
— provides clear spoken instructions in the driver's helmet
— drive mode tailored for simple touch-screen operation with gloves on

The new editions of the 2006 TomTom ONE product range include the following features:
— available in two versions at two price points: TomTom ONE Europe, with maps of Western Europe; TomTom ONE Regional, with maps per country or region
— new innovative flat design
— smaller size and ever more lightweight making it pocketable
— improved software and new features
— new accessories

Details of the features applicable to specific models can be found on our website www.tomtom.com

We sell our products and services through an extensive network of retailers, the majority of whom are served by several large distribution companies. Additionally, we sell our products and services online through our website, www.tomtom.com, and through some online retailers. TomTom's technology and products are recognised as both fast and reliable by the majority of external experts. In 2006, the Company won over 150 awards for our category-defining product performance.



Content and services

Hand-held device applications
TomTom also provides navigation software products which integrate with third-party hand-held devices: the TomTom NAVIGATOR software for PDAs and TomTom MOBILE navigation software for smartphones. In August 2006 the new version, NAVIGATOR 6, was launched.

Add-ons and services
TomTom PLUS offers users location-based content and services that can be downloaded online or wirelessly for easy installation onto their PNDs. In 2006, available content and services included: New Maps, QuickGPSfix™, Safety Cameras, Traffic, Weather, Voices, Routes, Points of Interest, Audiobooks, Buddies and Colour Schemes.

Details of these services can be found on www.tomtom.com/plus

Service accessibility
TomTom HOME is the unique free software application that serves as a portal to enable users to easily download, store and manage any of the above TomTom PLUS add-ons and features on their PC or Mac, as well as an easy link to bring them seamlessly onto their PND.

Connected navigation
TomTom WORK offers integrated, connected navigation solutions for business vehicle fleet management. These solutions are available in the Germany, UK, the Netherlands, Belgium, Austria and the US.

Further details are available on www.tomtomwork.com

Real-time mobility
TomTom Mobility Solutions is developing a breakthrough service that uses mobile network data for a more optimal management of road systems through improved vehicle mobility. Soft-launched in 2006, this technology uses real-time traffic information, revolutionising the way people plan their daily journeys. Its wide release in the Netherlands is scheduled for the second half of 2007.

For more information, please visit www.mobility.tomtom.com

Geographic reach

Locations we have operations in:
— Australia
— Austria
— Belgium
— Canada
— China – Taiwan
— Czech Republic
— Denmark
— Finland
— France
— Germany
— Hungary
— Ireland
— Italy
— Luxembourg
— the Netherlands
— Norway
— Poland
— Portugal
— South Africa
— Spain
— Sweden
— Switzerland
— United Kingdom
— United States of America

Europe
During 2006, TomTom had approximately a 50% market share in Europe. European sales made up 90% of our revenue in 2006. TomTom is the market leader in Europe.

North America
At the end of 2006, TomTom had a 20% market share in North America. North American sales represented 8% of our revenue in 2006. TomTom holds the number two position in North America.

Rest of the world
In Australia we continued our success in the market achieving a leading market share and sales in Australia represented 2% of our revenue in 2006. In Taiwan and South Africa we launched some of our products from the GO product family at the end of 2006.

In 2006 we expanded our geographical footprint by entering the following new markets with our portable navigation products:
— Finland
— Hungary
— Ireland
— Norway
— Poland
— South Africa
— Taiwan

People

Our workforce increased by 88% to a total of 818 employees at the end of 2006, to support TomTom's rapid growth. In the future we anticipate continued growth in our workforce worldwide.

Due to the explosive growth of TomTom and the nature of our business, we prefer to keep our organisation flexible and dynamic to market changes. We do this by providing a solid mixture between fixed and temporary contracts. At the end of 2006, 38% of our employees had a fixed contract and 62% a temporary contract. With the exception of our Customer Support employees, most employees at TomTom work full-time. In 2006, 87% of employees worked full-time and 13% worked part-time.

In 2006 the geographical presence of our workforce was as follows: Europe 87%, North America 7%, Asia 5% and Australia 1%. Our employees come from over 35 different nations.

Operationally, 2006 was a very strong year for TomTom. The release of new models, from the TomTom ONE, our entry-level PND, to the high-end TomTom GO 910, enabled us to address a wider audience of consumers than ever before. Additionally, we launched our business-to-business solution, TomTom WORK, and we made significant progress towards the commercialisation of our unique traffic information management system through TomTom Mobility Solutions.

This was also the year when we updated our service offering by launching a number of user-friendly add-ons to the TomTom PLUS service package; and we made these services more easily accessible to users through our new content management portal, TomTom HOME.

Our supply-chain management strengthened, driving higher manufacturing and product quality and availability, and tighter inventory management. Our distribution channels expanded to support growing consumer demand.

We entered the markets in Ireland, South Africa and Taiwan for the first time. TomTom products are now available in 25 countries worldwide. With market shares of 50% in Europe and 20% in North America, we can see the clear benefits of our scale and reach in the market.

Our customer support teams expanded to support the growth of the Company. We have in-house customer support as we believe this ensures that the tight feedback loop between the Company and our customers is maintained. In turn this helps us to continue to deliver products which are easy to use and meet the real needs of our customers.

Last but not least, we successfully integrated many new employees into the organisation to ensure that we can accelerate our product development, grow our content and services solutions, and exploit these activities with a highly skilled sales force and efficient operational infrastructure.

Product development

PNDs

In 2006 we launched two successors to the world's best-selling portable navigation devices, the TomTom ONE and the TomTom GO.

The new TomTom GO range, launched in March, includes three models, the GO 910, the GO 710 and the GO 510. The GO range is the premium range and, as with all our PNDs, offers our highly acclaimed personal navigation solution straight out of the box, with maps of different areas as required; and with much additional functionality besides. All three models can be used as a hands-free car kit, as they are compatible with Bluetooth™ wireless technology, enabling users to make or accept phone calls whilst navigating. The new pre-installed safety camera database ensures the navigation process is as safe and convenient as currently possible. Furthermore, the iPod®-control enables customers to operate their iPod® seamlessly via the TomTom touch-screen functionality and to play music over the built-in audio speaker or car stereo.

The new TomTom ONE range, launched in August, provides TomTom's entry level, all-in-one navigation product. The TomTom ONE (Continental) features complete door-to-door navigation anywhere in Western Europe or North America, and the TomTom ONE (Regional) comes with maps of a country or region. These models are portable and compact enough to fit in a shirt pocket and can easily be taken from car to car.

Both of these product ranges are very successful and the TomTom ONE has become the best-selling PND worldwide. We won more than 150 consumer awards during the year.

(*) More details on these add-ons can be found online on www.tomtom.com/products

Automotive

We work closely with car manufacturers and their suppliers to develop integrated satellite navigation systems. This helps us and the car manufacturers better meet consumer demands for cost-effective, easy-to-use and easy-to-update navigation that features the latest innovations from the PND world.

For instance, with Johnson Controls we have jointly created a solution that will integrate a PND into vehicle electronics systems from 2008. We have also developed the world's first PND that can be embedded into vehicles through the dashboard or the radio. As an evolution in this particular area, together with Fujitsu-TEN we have developed the first embedded double-DIN radio navigation unit to feature a PND, the Eclipse AVN2210p. Also, in a pan-European partnership with SEAT, the TomTom GO 710 will be used as a semi-integrated satellite navigation solution for a range of future SEAT models.







TomTom GO 910 (top)

TomTom ONE (middle)

Integrated into the car (bottom)
The world's first PND that can be embedded into vehicles through the dashboard or the radio.

Software solutions
In August 2006, we launched NAVIGATOR 6, which succeeded NAVIGATOR 5 and we merged it with MOBILE 5 into one multi-platform solution. This new integrated solution for hand-held devices is ideal for customers who need their PDA/mobile phone and navigation system integrated in a single unit.

Content and services
In early 2006 we launched TomTom HOME, the software application that enables customers to make the most of TomTom PLUS content and services from their computer. TomTom HOME simplifies the process of managing, downloading and storing maps, traffic information and other relevant content.

The new and updated TomTom PLUS services, available wirelessly and via TomTom HOME, include: TomTom Audiobooks, TomTom Buddies, TomTom Safety Cameras, TomTom Quick GPS Fix™, TomTom Traffic and Road Conditions, and TomTom Weather.

More details on these add-ons can be found online on www.tomtom.com/home

New business units

TomTom Mobility Solutions

In January 2006 we acquired and successfully integrated Applied Generics Ltd. This became TomTom Mobility Solutions, and its technology provides real-time traffic information. In October 2006 we announced a strategic alliance with Vodafone in the Netherlands to jointly bring this breakthrough technology to market. We believe that this solution will revolutionise the way people plan and make their daily car journeys.

This development will see TomTom's in-house patented technology convert anonymous, raw GSM signalling data – supplied by Vodafone's mobile phone network – into accurate, real-time, information about the speed and direction of cars travelling throughout the road network of the Netherlands. The technology has been tested and proven on a regional scale and this will be the world's first nationwide, commercial deployment.

TomTom Mobility Solutions competes with traditional ways of collecting traffic information such as induction loops and cameras. It provides a much more accurate, faster and more detailed picture of the actual travel times than current solutions. As a result, TomTom users will always be smart on the move, even in congested areas.

Detailed information about this solution is available on www.mobility.tomtom.com

Case study — The Dutch Brabant Operation
The Dutch Brabant Operation, a successful partnership with LogicaCMG, shows how TomTom Mobility Solutions works in practice. The service delivers an effective dynamic traffic control tool for the local authorities in this province in the Netherlands.

This real-time service can be seen online on www.actueleverkeersinformatie.brabant.nl (Dutch language only)

Business review Continued

Our new logo

In 2007 TomTom refreshed its corporate identity with a new logo to reflect its status as both the world's leading brand in portable navigation solutions and a well-established global company. This meets the demands of an expanding portfolio that includes new markets, such as fleet management and public traffic solutions, and new customers, such as large businesses and governments.

TomTom's huge brand value and brand recognition has been built upon by evolving the popular red hands logo to reflect the Company's growing status. With the new logo, TomTom will continue to be seen as a cool brand, but alongside TomTom's core values – smart, innovative, accessible and modern – the new logo also reflects the Company's reliability, quality, seriousness and leadership

TomTom WORK

TomTom WORK was launched in March 2006, following the integration of Datafactory AG, which we acquired in August 2005.

Originally a German-based operation, TomTom WORK's reach was extended in 2006 to the UK, France, Benelux and Austria. By the end of the year, its customer base had grown to more than 14,000 active subscribers.TomTom WORK combines tracking and tracing technology with smart navigation for companies that require easy, two-way communication between fleet managers and drivers. We have grown into the business-to-business area with a product that offers an easy-to-use, affordable solution. TomTom WORK allows fleet owners to streamline daily management and communication with their fleet and staff.

For more details on TomTom WORK, please refer to www.work.tomtom.com

Supply chain and distribution

In 2006 we expanded our manufacturing so that we had two manufacturing partners building TomTom products, up from one in the previous year. This strategy was a success as it enabled us to reduce the level of risk associated with being dependent on a single manufacturing partner. We also greatly reduced the number of single-sourced components used in the manufacture of our products. This improves the continuity of component supply and ensures component pricing is competitive.

We expanded the capabilities and resources of our quality assurance teams, for example to enable the team to utilise advanced simulation and product release testing scenarios and tools. As a result, we will be able to improve the overall reliability and performance of TomTom products even further, which is essential for us to maintain best-of-class functionality across all TomTom products and accessories.

The bulk of our sales are made through retailers, and we place great emphasis on our relationships with our retail partners. It is these retailers who employ the people who operate on the shop floor, actively promoting our products and often introducing consumers to the world of satellite navigation technology for the first time. We supply the majority of these retailers through our network of distribution partners, who also play a key role in educating new users and retailers, in promoting our products, and in ensuring TomTom reaches the widest possible audience.

In 2006 we were delighted to see a steady increase in the volume of shelf space devoted to TomTom products in every location. Our retail presence in North America showed particularly healthy growth: the number of stores with TomTom products in stock increased threefold this year, to around 20,000 outlets.

Geographical presence

Our global reach was widened with the launch of our products in Ireland, South Africa and Taiwan. TomTom products are now available in 25 countries worldwide. In Europe they are available in 20 countries and we continue to expand as new high-quality maps become available. As TomTom started to build the PND category in Europe, retailers know and trust the TomTom brand and that is illustrated by our leading market share which is stable at around 50%. In North America we grew our market share from approximately 13% in 2005 to 20% in 2006. In Australia we built our presence to the number one position in two years.

Thanks!

"...I am writing to express my thanks to one of your team for the technical help he gave me on the telephone. Not being of a very technical nature, I needed help in updating my TomTom GO and downloading a map of Australia...

...The TomTom employee I spoke with was patient, sympathetic and extremely helpful... So often, technical support people do not explain clearly and fully, and leave us in the dark, only to feel frustrated. It made a refreshing change to have someone who did not rush the situation, and took the care and time to ensure that I was fully up-to-date before signing off..."

TomTom user

Customer support

We believe that TomTom products are the best available in the market, and we back this up with the best after-sales support – perhaps one of the most valuable resources we can offer to our customers. Customer support is a real strategic asset to our Company. This is how we find out what our customers need or do not understand. Synchronising what we hear with our product development plans delivers value beyond solving customer problems, as it helps us identify areas where we can further expand our business. Additionally, by keeping customer support in clear and direct feedback with our product management and marketing teams, we identify areas where our products and services can further improve.


Opera

Talent development

TomTom invests a significant amount of time and effort in the training and development of its staff. Its employee base has almost doubled each year since 2003.

continued to grow this year, in line with the rapid expansion of the TomTom user base. Due to all the feedback we have received we have been able to regularly update our knowledge database with frequently asked questions, a useful tool consulted regularly by large numbers of users. This has helped TomTom customers learn tips and tricks from other users, which at the same time leverages our support function efficiently and cost-effectively. TomTom now supports users in 15 different languages across 25 countries.

Human resources

TomTom's human resources strategy is based on developing scalable, transparent and easy-to-use HR tools and activities that enable our business growth strategy, help us retain key staff and allow us to operate effectively and efficiently.

A significant part of our effort to drive the growth of our business in 2006 was the careful execution of our employee growth strategy. During the year we grew the number of employees from 435 to 818 people.

We strive to create and nurture a culture where people can communicate openly, where creativity can flourish and where talent is rewarded fairly. We succeed in encouraging balance and diversity in our workforce: our male:female split this year was 71%:29% and we employed staff from 35 different nationalities within the various TomTom offices around the world.

Technology review

TomTom is in the best possible position for a long-term leading position for navigation products and related services because of the size of our installed base, technology leadership, distribution power and brand recognition. TomTom will develop into an integrated content, service and technology business.

TomTom – a focused technology company

The depth of our expertise in navigation technology, gained over 15 years, has given TomTom a competitive edge, consistently positioning our products as 'best in the market'. All core technologies were and are developed in-house, from the ground up. Ownership and control over electronics, firmware, mapping and navigation algorithms, user interface, connectivity and real-time services allow us to deliver a seamless and integrated user experience. Our relentless commitment to delivering the most innovative and easiest to use navigation solutions is essential to our market and technology leadership position.

Building tomorrow's navigation technologies

Technological developments will mean navigation products will evolve from static 'find-your-destination' devices into connected and dynamic 'find-the-optimal route-to-your-destination' and 'time-dependent travel information' products and services. TomTom is in an excellent position for a long-term leading position in navigation products and services because of the size of its installed base, its technology base, distribution power and brand recognition. TomTom will develop into an integrated content, service and technology business. Today's buyers will benefit from future improvements and services.

NavCore navigation framework

The underlying technological layers for navigation developed by TomTom use advanced map compression tools and intelligent routing algorithms. These allow the processing of enormous amounts of road map data that can be displayed in a manageable and simple way. NavCore, our scalable navigation software architecture, provides a transparent user interface, giving the driver best-in-class mapping and routing information tools. NavCore enables simultaneous, real-time connectivity of large numbers of users, rich functionality and quality hardware integration. TomTom's NavCore navigation software is today's most widely deployed satellite navigation platform in the world.

Product design and engineering

Our products are always designed for the needs of the end-user, rather than the operator or car manufacturer. We work with world-class industrial designers to deliver aesthetically pleasing products. Our User Experience Group specifies and validates end-user acceptance and ease of use of all of our products. Our mechanical and electronics designers develop to strict cost and quality standards to ensure that our products are leader in their class. The end product is a reliable, easy-to-use device that customers can seamlessly connect to their cars, mobile phones, computers and peripherals.

Wireless and internet services

Our content and service offering, TomTom PLUS, is made available either wirelessly via a Bluetooth™-enabled mobile phone or via the internet with our in-house developed software application TomTom HOME. TomTom HOME simplifies the process of managing, downloading and storing TomTom PLUS content and services. Users can pre-plan their route from a PC or Mac and download content such as maps to their TomTom device. TomTom HOME also enables TomTom GO 910 users to manage and download music and photos.

Content creation

We believe that real-time and historical travel-time information will provide the building blocks to bring navigation to its next logical level. The ability to automatically, and without user interference, route motorists along the fastest possible route to their destination, with a high level of accuracy and reliability, will encourage a new way of using navigation devices.

We have developed technology that extracts real-time traffic information by analysing mobile phone network usage and cell-switching. This revolutionary technology competes with traditional ways of collecting traffic information such as induction loops and cameras but is completely scalable across all territories where GSM networks are established. It provides a much more accurate, detailed and real-time picture of actual travel times. The total investments are a fraction of the current, roadside equipment-based solutions.

Netherlands. This development will see TomTom's in-house patented technology convert anonymous, raw GSM signalling data supplied by Vodafone's network into accurate, real-time information on the speed and direction of cars travelling throughout the road network. The technology has been tested and proven on a regional scale and this will be the world's first nationwide, commercial deployment.


GO 710 - GO 910


ADACmotorwelt 12/2006
TomTom ONE
gut
10 Navigations-systeme im Test
ADAC
www.adac.de

Award-winning technology
Our technology has been awarded many different accolades since we first brought portable navigation to the market, but we were particularly delighted to receive recognition in 2006 from reputable, independent organisations such as "ADAC" in Germany and "Consumentenbond" in the Netherlands. These awards vindicate our dedication and focus on our end customers' navigation needs.

Corporate social responsibility

TomTom recognises that its business activities have direct and indirect impact on the societies in which it operates. This requires that business decisions give due consideration to the interests of TomTom's stakeholders, including shareholders, employees, suppliers, customers and local communities. TomTom recognises its responsibility for this impact.

As a starting point, TomTom is committed to comply with all relevant national and international legislation, including the European Union's directives on waste recycling (WEEE directive) and restricted use of hazardous substances (RoHS Directive). In addition, we are committed to attracting and retaining the best people to continue the success of our Company.

Three case studies illustrate our current corporate social responsibility initiatives.

Human resources
At TomTom we employ a workforce of more than 35 nationalities reflecting our international ambitions and markets. Our diverse workforce is part of our success in the international marketplace and is part of our unique culture. This culture has an open, dynamic character which stimulates innovation. Amongst other activities, we facilitate language courses for all nationalities. At the end of 2006 29% of our employees were female and 71% were male. The average age of our employees is 33, which has helped foster a young and informal culture. Open-plan office architecture in our offices supports and illustrates the open and dynamic character of TomTom. This architecture is replicated in all countries.

TomTom's success is based on the commitment of our employees, as they are the driving force behind our technology, innovation and growth. We strive to employ capable and energetic people who receive training and coaching to maximise their full potential. Employees attend training during office hours. In 2006 training and development was focused on four pillars:

— training on the job. TomTom employees get responsible and accountable jobs in order to accelerate the growth of the employee.
— training in generally needed skills. Certain skills are required for the majority of our roles; hence we provide courses to develop these skills.
— tailor-made programmes: For some departments tailor-made programmes are defined. For instance, the development department defined together with a supplier a JAVA training programme.
— management development. To ensure the organisational development and maintenance of our corporate culture, a management development programme was launched. All three levels of management either attended in 2006 or will be attending a management development programme in 2007 and beyond to align all management layers.

TomTom is further improving its development programmes and launched a new personal appraisal programme for all employees at the beginning of 2007.

In the Netherlands, the newly developed Sounding Board functions as a Works Council. The Sounding Board was consulted seven times by management in 2006. Works Council members will be elected before summer 2007.

TomTom has developed and implemented its own Code of Conduct for its staff which explains how our employees must carry out their work in compliance with ethical and legal standards.

Satellite navigation systems improve road safety

Satellite navigation systems have a positive influence on road safety, concludes research carried out by independent research institute TNO, jointly commissioned by TomTom, Delta Lloyd (part of Aviva Plc), Aon and Athlon Car Lease. The research shows that road safety improves through a reduction of kilometres driven, enhanced driving manners and through more control and less workload for the drivers.



TomTom improves road safety
Independent research by Dutch research institute TNO shows that TomTom satellite navigation systems have a positive influence on road safety. The study was commissioned by Aon, Athlon Car Lease, Delta Lloyd and TomTom.

Fewer kilometres are driven, less fuel is consumed

The research proved that the number of kilometres driven when using a TomTom satellite navigation solution is reduced by 16%. Time spent travelling is reduced by 18%. Because fewer kilometres are driven, petrol is saved which is beneficial for both the car driver and the environment. In addition, the research proves that drivers who do not have satellite navigation make 12% more damage claims than those who do have satellite navigation.

Customer letter
"...TomTom had told us to take the next exit and we could see (on the screen) that the bend was very sharp as it doubled back on itself. There is no way I would have slowed down as much as I did...

As we came around the bend there was a flood of water on the road which we went straight into, BANG the car went straight into the concrete wall...

.. I felt I had to write to say thank you for saving our lives. I'm convinced that if it had not been for TomTom then we would have hit the concrete wall at about 50mph rather than the 20mph we did hit it at..."

TomTom user

Improved driving manners and performance

Better driving manners, for example through fewer stops and fewer turns were identified when a satellite navigation system was used. Additionally, drivers never lost their way and driving instructors, who joined the test drivers in the research, observed fewer occasions of inappropriate driving behaviour.

More alert and less stressed behind the wheel

The research showed that satellite navigation solutions increase the alertness of drivers and provide them with an improved attention span, whilst also reducing stress. About 78% of users have the feeling that they have everything under control when using a TomTom satellite navigation solution. They are more alert behind the wheel and more conscious of traffic behind them. The research showed that the objective workload measure (the Peripheral Detection Task) was 20% less.

Based on these conclusions, TomTom hopes that the use of TomTom satellite navigation systems will also contribute to a reduction of CO^2 emissions, pollution and traffic congestion.

Suppliers

We outsource the manufacture and assembly of our products to a limited number of suppliers. TomTom recognises the Company's responsibilities for the labour, human rights and environmental practices within the supply chain and that it has a significant role to play in the management of its supply chain.

As we are committed to ensuring that our suppliers adopt acceptable labour, human rights and environmental standards, TomTom developed an Ethical Trading Code of Practice in August 2006. The standards in the Code relate to a healthy and safe working environment, compliance with all local labour laws, child labour, forced labour, working hours, payment and disciplinary practices. The Code defers to local laws regarding the handling and disposal of any hazardous substances and waste products. In certain instances where local laws are not deemed sufficient, TomTom and its suppliers will work together to implement suitable international standards.

The Code is at the heart of TomTom's procurement process and we require our suppliers to explicitly acknowledge and adhere to its principles. We consider direct suppliers to TomTom responsible for downstream links in the supply chain. However, direct suppliers have agreed that TomTom can audit all links in the supply chain.

Our two main suppliers, covering more than 90% of TomTom's supply chain, have signed the Code and committed themselves to working together with us to address any areas of concern. TomTom will assist suppliers in complying with the principles where possible but reserves the right to terminate the business relationship in case of non-compliance. In 2006 we started to monitor the implementation of and compliance with the Code in the supply chain through our internal auditors.

and Supervisory Board

The Management Board is responsible for the day-to-day management of our operations under the supervision of the Supervisory Board.

The Management Board is required to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its approval.

Harold Goddijn (46)
Member of the Management Board,
Chief Executive Officer

Harold Goddijn is a Dutch national. Harold studied Economics at Amsterdam University, and started his career with a venture capital firm. He founded Psion Netherlands BV in 1989 as a joint venture with Psion Plc, and co-founded TomTom in 1991 with Peter-Frans Pauwels and Pieter Geelen. He continued to lead Psion Netherlands BV and made it a key European distributor for Psion. In 1998 he was appointed Managing Director of Psion Computers and served on the Board of Psion Plc from 1998 to 1999. He was appointed Chief Executive Officer of TomTom in 2001.

Marina Wyatt (43)
Member of the Management Board,
Chief Financial Officer

Marina Wyatt is a British national and a Cambridge University graduate. Marina is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in England and Wales. Her previous experience includes nine years with Arthur Andersen in London and in the US. After this she became Corporate Controller of Psion Plc. Marina then spent eight years in listed company CFO roles with Psion Plc and Colt Telecommunications Plc. She was formerly a non-executive director of Symbian Ltd and of Blackwell Publishing Ltd. Marina joined TomTom as Chief Financial Officer in February 2005.

Alexander Ribbink (42)
Member of the Management Board,
Chief Operating Officer

Alexander Ribbink is a Dutch national. Alexander graduated with a Masters degree in Law from Amsterdam University and then completed an MBA at the Rotterdam School of Management, Erasmus Graduate School of Business Administration. He spent 11 years with Unilever, working in consumer marketing and general management, becoming vice-president for brand development for one of the company's largest Dutch food subsidiaries. Alexander later managed a key European business unit for Mars, Inc. He joined TomTom to lead our marketing activities in November 2003 and was appointed Chief Operating Officer in 2004.







Management Board
Harold Goddijn (top, left)
Marina Wyatt (top, right)
Alexander Ribbink (bottom)

Andrew Browne (51)
Chairman of the Supervisory Board

Andrew Browne is an Irish national. He was first appointed to the Supervisory Board in May 2005, and his current term runs until 2009. Andrew earned a Masters in Business Administration from Trinity College in Dublin. He is a Certified Public Accountant and is a member of the Institute of Certified Public Accountants in the Republic of Ireland. From 1985 to 1995 he worked for Advanced Micro Devices in California and in Asia, leading AMD's financial sales and marketing operations worldwide. He also served as Chief Financial Officer and Deputy Chief Executive Officer of Intelsat, the International Telecommunications Satellite organisation based in Washington DC from 1995 to 1998. Since 1998, Andrew has served as Vice President, Chief Financial Officer and Director of New Skies Satellites BV. He is also a member of the Board of the International Space University in Strasbourg, France.

Doug Dunn (62)
Deputy Chairman of the Supervisory Board

Doug Dunn is a British national. He was first appointed to the Supervisory Board in May 2005, and his current term runs until 2007. Doug holds a Higher National Qualification in Electrical and Electronic Engineering from the College of Advanced Technology, Sheffield University. On retirement in December 2004, he had for five years been Chief Executive Officer and President of ASML Holding NV. Prior to this he was a member of the Board of Management of Royal Philips Electronics NV and Chief Executive Officer of the Consumer Electronics division (1996–1999) and Chief Executive Officer of the Semiconductor Division (1993–1996). Before joining Philips, Doug was Managing Director of the Semiconductor and Components division of General Electric Company Plc from 1980 to 1993. For 11 years prior to this he held several engineering and senior management positions in the United States and the United Kingdom with Motorola Semiconductors. Doug currently serves as chairman of the Board of Directors of ARM Holdings Plc. Doug is also a non-executive director of LG. Philips LCD, Soitec SA, ST Microelectronics NV and Optical Metrology Innovations.

Guy Demuynck (56)
Member of the Supervisory Board

Guy Demuynck is a Belgian national. He was first appointed to the Supervisory Board in May 2005, and his current term runs until 2008. Guy earned his Masters degrees in Applied Economics and Marketing and Distribution from the Universities of Antwerp and Ghent, respectively. He began his career with Royal Philips Electronics NV, where he worked for 26 years in various commercial and marketing roles in Europe, the United States and East Asia, culminating in his appointment as Chief Executive Officer of Philips Consumer Electronics division in 2000. As Chief Executive Officer of Philips Consumer Electronics, he also served as a member of the Philips Group Management Committee until December 2002. Guy is also a former member of the Board of Management of Royal KPN NV, with responsibility for KPN's mobile division and he served on the Supervisory Board of E-Plus Mobilfunk Geschäftsführungs GmbH. In June 2006, Guy was appointed as Chief Executive Officer of Kroymans Corporation BV, a company active in the automotive industry.







Supervisory Board
Andrew Browne (top, left)
Doug Dunn (top, right)
Guy Demuynck (bottom)

Supervisory Board report

The Supervisory Board currently consists of Andrew Browne, Doug Dunn and Guy Demuynck who are listed in the section "Management Board and Supervisory Board" of this annual report.

Summary of activities

The Supervisory Board held six meetings with the Management Board during 2006 (see below). Among the items discussed in these meetings were operational, financial, legal, governance and strategic matters. The Supervisory Board discussed and agreed the financial results and the quarterly results with the related press releases prior to publication. The focus for the July 2006 meeting was on educational training for the Supervisory Board.

No Supervisory Board members were frequently absent from the meetings. The attendance of the 2006 Supervisory Board meetings is reflected in the following table.

Date	Andrew Browne	Doug Dunn	Guy Demuynck
13 February	•	–	•
24 April	•	–	•
4 July	•	•	•
20 July	•	•	•
25 October	•	•	•
13 December	•	•	•

In addition to the scheduled meetings, the Supervisory Board had regular contact, including conference calls, with the Management Board and was informed and consulted by the Management Board on the course of the business and on the acquisition of Applied Generics Ltd.

Meetings without the Management Board being present included meetings with the external auditor, meetings to review the composition, functioning and individual performance of the Management Board and meetings to discuss the composition, functioning and individual performance of the Supervisory Board.

Independence

The Supervisory Board confirms that all Supervisory Board members are independent within the meaning of provision III.2.2 of the Dutch Corporate Governance Code.

Committees

As the Supervisory Board consisted of fewer than five members, it was not obliged to and did not voluntarily appoint from among its members an Audit Committee, a Remuneration Committee and a Selection and Appointment Committee. Therefore, in accordance with the Dutch Corporate Governance Code, the Supervisory Board assumes the responsibilities normally performed by these Committees.

Remuneration of the Supervisory Board

The aggregate remuneration of the Supervisory Board members in 2006 amounted to €100,000. The individual remuneration of the members of the Supervisory Board is shown in the notes to our financial statements which are included in this annual report.

Remuneration Report

Application in 2006

On the basis of a benchmark of salaries, performed by an independent consultancy agency in February 2006, the Supervisory Board agreed to continue the same policy as in 2005 with respect to the base salaries and bonuses of Management Board members.

The Supervisory Board drew up a Remuneration Policy for the Management Board which was approved at the Annual General Meeting of Shareholders in April 2006.

In 2006, the remuneration of the Management Board consisted of (i) fixed remuneration, (ii) variable remuneration and (iii) long-term incentives (stock options).

(i) Fixed remuneration

The fixed remuneration consists of a base salary, which includes pension, 8% holiday allowance (except to Ms. Wyatt), life and disability insurance as well as health insurance. Base salaries are subject to the usual statutory deductions.

Members of the Management Board are eligible to participate in the Company's defined contribution pension plan. The Company's contribution to the pension of each member of the Management Board is a maximum of 10% of base salary.

(ii) Variable remuneration
In addition to their fixed remuneration, members of the Management Board are eligible to participate in the management team bonus scheme, which is subject to approval by the Supervisory Board and based on performance criteria. For 2006, the bonus pool was established at a percentage of profit before tax and was consistent with the bonus pool for 2005.

(iii) Long-term incentive
The members of the Management Board are eligible to participate in the Company's 2005 Share Option Plan. Performance criteria were established by the Supervisory Board for share options granted to Management Board members during 2006.

For details of the remuneration of the Management Board please refer to the notes to the financial statements which are included in this annual report.

Employment contracts
Members of the Management Board have an employment contract with the Company.
The contracts are entered into for an indefinite period of time. However, the term of office of members of the Management Board is four years, after which the appointment can be renewed for another period of not more than four years at a time. In case the employment of a member of the Management Board is terminated by or on the initiative of TomTom, then he shall be entitled to a fixed amount of 50% of his annual base salary, including holiday allowance, unless the employment is terminated for cause within the meaning of the Articles 7:677 sub 1 and 7:678 of the Dutch Civil Code, in which situation the relevant Management Board member is not entitled to any severance. This amount will be due in addition to the salary the Company has to pay to members of the Management Board during the agreed notice period of 12 months. A member of the Management Board will not be entitled to the severance if the employment is terminated by him or on his initiative.

Outlook 2007
On the basis of a benchmark of Management Board salaries performed by an independent consultancy in 2006, the Supervisory Board proposes to continue the current remuneration policy of variable remuneration, fixed remuneration and long-term incentives. It is the intention of the Supervisory Board to perform an annual benchmark of Management Board salaries. Performance criteria have been established for variable remuneration and long-term incentive schemes which will be reviewed and monitored on an ongoing basis by the Supervisory Board. The performance criteria are based on financial and operational targets.

The Supervisory Board is considering a possible amendment to the long-term incentive component of the remuneration policy. In the event that such an amendment would result in a material change in the remuneration policy, the amendment will be submitted to the General Meeting of Shareholders for adoption.

Financial statements 2006
The consolidated annual financial statements of TomTom NV for 2006, as presented by the Management Board, have been audited by Deloitte Accountants B.V. The Supervisory Board has approved these financial statements for 2006 and all individual members of the Supervisory Board (together with the members of the Management Board) have signed the financial statements for 2006.

The Supervisory Board recommends that the General Meeting of Shareholders adopts both the Consolidated and Company Annual Accounts for 2006. The Annual Report for 2006 is available at the Company's offices on request.

Upon approval of the Consolidated and the Company Annual Accounts for 2006 and in accordance with Article 2:394 and Article 2:395 of the Dutch Civil Code, the Management Board will file the Consolidated and Company Annual Accounts for 2006 with the Chamber of Commerce.

Audit
The Supervisory Board assumes the roles and responsibilities of an audit committee. It was not required to establish a separate audit committee pursuant to the Dutch Corporate Governance Code (best practice provision III.5) as the number of Supervisory Board members did not exceed four during any given period of the 2006 financial year.

All members of the Supervisory Board are independent non-executive Directors of the Company. The Dutch Corporate Governance Code requires the Supervisory Board to be satisfied that at least one member is a financial expert. The Supervisory Board considers that there is a sufficient breadth of financial expertise across the Supervisory Board that, collectively, the members have the requisite skills and attributes to enable them to properly discharge their responsibilities relating to the business of an audit committee.

The Supervisory Board assisted the Company in meeting its responsibilities in respect of the following areas:

- the integrity of annual and quarterly financial reporting as presented under IFRS together with related press releases;
- the maintenance of an effective system of internal control and risk management relating to strategic, financial, operational and compliance risks;
- the role and functioning of the internal audit department;
- relations with the external auditor, including the scope of their plans, assessment of their independence, approval of their remuneration and their reappointment or dismissal;
- compliance with the recommendations and observations of the internal and external auditors; and
- review of the policies for managing cash, foreign exchange risk and tax planning.

Financial reporting
The Supervisory Board reviewed the quarterly financial results and full-year financial statements prior to their release. Attention was paid to critical accounting policies, clarity of disclosure, compliance with accounting standards, stock exchange requirements of Euronext Amsterdam and other corporate governance, legal and regulatory requirements.

Risk Management and Internal Audit
The Company monitors its internal controls through a systematic programme of risk analysis, internal audits and control self-assessments. The Company has an independent Risk Management and Internal Audit department. The department is the responsibility of the Chief Internal Auditor who reports functionally to the Supervisory Board and administratively to the Chief Financial Officer. During 2006, quarterly reporting was performed for the Supervisory Board at four out of the six Supervisory Board meetings. In order to facilitate free and open discussions during the course of the year, the Chief Internal Auditor met separately with the Chairman of the Supervisory Board without the Management Board being present.

The independence and objectivity of Internal Audit is maintained primarily through the following principles:

- the Supervisory Board maintains the relationship with Internal Audit. Internal Audit has direct access to the Supervisory Board. The charter describing the purpose, authority and responsibility of the Internal Audit function is approved by the Supervisory Board; and
- Internal Audit provides assurance on internal controls and advises on business risks. The Management Board is accountable for managing risks associated with the Company's activities and for maintaining appropriate internal control systems.

During the year, the Internal Audit Plan was developed and approved by the Supervisory Board. The Management Board, senior management and the external auditor provided input into the Plan. The Plan will be updated annually and allows flexibility for changing business needs.

External audit

The Supervisory Board agrees the appointment and compensation of the external auditor subject, in each case, to the approval of the Company's shareholders at the Annual General Meeting of Shareholders. Deloitte Accountants BV has acted as external auditor for the Company since 2004. They have expressed their willingness to continue in office. Resolutions proposing their reappointment and authorising the Board to set their remuneration will be submitted to the forthcoming Annual General Meeting of Shareholders.

During the financial year 2006 the Supervisory Board met three times with the external auditor together with the Management Board. Prior to the meeting held in February 2006, the Supervisory Board met separately with the external auditor. The purpose of the meeting without the Management Board was to facilitate free and open discussions between the Supervisory Board members and the external auditor.

The Supervisory Board reviewed the independence of the external auditor, Deloitte Accountants B.V., taking into account audit and non-audit services provided to the Company and its subsidiaries. Below is a summary of services performed by Deloitte Accountants B.V. and affiliated service lines.

Type of service (€ in thousands)	**2006**		2005	
Statutory audit services	**317**	31%	170	52%
Other audit services	**83**	8%	50	15%
Tax services	**635**	61%	105	32%
Total	**1,035**		325	

Supervisory Board
Amsterdam
The Netherlands
22 February 2007

The Dutch Corporate Governance Code
In accordance with the Dutch Order of Council of 23 December 2004 we apply all of the relevant provisions of the Dutch Corporate Governance Code, with the following deviations which are set out below together with the reasons for those deviations:

— for share options issued to Management Board members after 31 December 2005, we comply with best practice provisions II.2.1 and II.2.2 as all options granted to members of the Management Board during 2006 are subject to performance criteria. However, for share options granted to Management Board members prior to 31 December 2005 we partly deviate from best practice provisions II.2.1 and II.2.2. Best practice provision II.2.1 provides that options to acquire shares are a conditional remuneration component, and become unconditional only when the Management Board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Best practice provision II.2.2 provides that, if a company, notwithstanding best practice provision II.2.1, grants unconditional options to Management Board members, it shall apply performance criteria when doing so. Options granted to Management Board members under the 2005 Share Option plan prior to 31 December 2005 vest unconditionally after a three-year period. No predetermined performance criteria were established for these share options as the industry for personal navigation was at a relatively nascent stage and we believed that setting credible (predetermined) performance criteria was not practical at that time;

— we do not apply best practice provision II.2.7, which provides that the maximum remuneration in the event of involuntary termination may not exceed the directors' annual fixed remuneration. In the event of termination of employment initiated by the Company, the respective Management Board member will be entitled to compensation equal to 18 months of his fixed annual remuneration. This consists of a 12-month notice period and a fixed amount of 50% of annual base salary, including holiday allowance. Management Board members' employment contracts, including the above terms and conditions, were entered into prior to the date of the Initial Public Offering of the Company in 2005; and

— best practice provision IV.1.1 provides that a company's General Meeting of Shareholders may pass a resolution to set aside the binding nature of a nomination for the appointment of a member of the Management Board or the Supervisory Board by an absolute majority of the votes representing at least one-third of issued share capital. Our Articles of Association provide that a binding nomination for the appointment of members of our Management Board or of our Supervisory Board may only be set aside by a resolution of our General Meeting of Shareholders passed with a two-thirds majority representing more than 50% of our issued share capital. We deviate from this best practice provision because we believe that maintaining continuity in our Management Board and Supervisory Board is critical for delivering long-term shareholder value. We would like to protect our stakeholders against a sudden change in management by maintaining the qualified majority and voting quorum requirement, which is allowed under Dutch law.

Management Board

General

The members of the Management Board have collective powers and responsibilities. They are responsible for the day-to-day management of our operations under the supervision of the Supervisory Board.

Composition and appointment

The Articles of Association provide that the number of members of the Management Board will be determined by the Supervisory Board and will consist of at least three members: a Chief Executive Officer, a Chief Financial Officer and a Chief Operating Officer. Each member of the Management Board is appointed for a maximum of four years, which can be renewed for another period of not more than four years at a time. A resolution of the General Meeting of Shareholders to suspend or dismiss members of the Management Board requires a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.

The General Meeting of Shareholders appoints the members of the Management Board, subject to the right of the Supervisory Board to make a binding nomination. The General Meeting of Shareholders may at all times, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital, resolve that the nomination submitted by the Supervisory Board is not binding. In such cases the General Meeting of Shareholders may appoint a member of the Management Board in contravention of the Supervisory Board's nomination by a resolution passed with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital. If the Supervisory Board fails to use its right to submit a binding nomination, the General Meeting of Shareholders may appoint members of the Management Board with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.

Members of the Management Board

Harold Goddijn
Chief Executive Officer
Marina Wyatt
Chief Financial Officer
Alexander Ribbink
Chief Operating Officer

Further details about the members of the Management Board and their biographies can be found in the Management Board and Supervisory Board section.

Senior management

Our Management Board is supported by our Senior Management Team:
Corinne Goddijn-Vigreux
Chief Commercial Officer
Peter-Frans Pauwels
Chief Technical Officer
Pieter Geelen
Director of Software Development
Mark Gretton
Development Director
Harry van de Kraats
Human Resources and Organisation Director

Remuneration

The Supervisory Board establishes the remuneration of the individual members of the Management Board, in accordance with the Management Board remuneration policy as adopted by the General Meeting of Shareholders. The Supervisory Board presents to the General Meeting of Shareholders for approval any scheme providing for the remuneration of the members of the Management Board in the form of shares or options.

For further information about the remuneration of the members of the Management Board, see the notes included in the financial statements of TomTom NV in this annual report.

Conflict of interest

Members of the Management Board must report and provide all relevant information regarding any conflict of interest or potential conflict of interest to the Chairman of the Supervisory Board. The Supervisory Board shall decide, without the relevant member of the Management Board being present, whether there is a conflict of interest.

During the year 2006, the following potential conflicts of interest were notified to the Chairman of the Supervisory Board by the relevant members of the Management Board:

- the intended sale and transfer of 3,000,000 shares in the capital of the Company by Tradewind Investment N.V., the holding company held for the benefit of Mr. Goddijn and his family, as part of a secondary offering by our founding shareholders and our Chief Operating Officer; and
- the intended sale and transfer of 2,000,026 shares in the capital of the Company upon exercise of an equal number of share options by Mr. Ribbink, our Chief Operating Officer, as part of the aforementioned transaction.

Under the shareholders' agreement between our founding shareholders, the persons controlling the shareholdings of such founding shareholders and the Company, the four founding shareholders and the Company are required to consult with each other and discuss in good faith the intended transfer of shares for a period of three months. Because two of the Management Board members (mentioned above) intended to sell and transfer the shares prior to expiration of such a three-month period, consent by the Company to such shortening was required. Since this constituted a formal conflict of interest, the decision to grant consent under the shareholders' agreement was subject to the approval of the Supervisory Board.

After diligent consideration and after having taken external expert legal and financial advice, the Supervisory Board resolved, without the two aforementioned Management Board members being present, to grant its approval as to the timing of the intended transactions and concluded that the timing of the transactions was not contrary to the best interests of the Company and its stakeholders.

Taking into account the procedure followed in these conflict of interest matters, we believe that we have complied with relevant best practice provisions of Dutch Corporate Governance.

Supervisory Board

General

The Supervisory Board is responsible for supervising the conduct of the Management Board and the general course of our business, as well as for providing advice to the Management Board. In performing its duties, the Supervisory Board is required to act in the interests of the business as a whole. The Articles of Association require certain decisions of the Management Board to be approved by the Supervisory Board. These decisions include the issue of shares or the granting of rights to subscribe for shares and the exclusion of pre-emptive rights to the extent that these rights are vested in the Management Board, proposals to amend the Articles of Association, proposals to merge or demerge, proposals to dissolve the Company and proposals for capital reductions.

Composition and appointment

The Articles of Association provide that the number of members of the Supervisory Board will be at least three. Each member of the Supervisory Board is appointed for a maximum of four years. This appointment can be renewed for two additional periods of not more than four years at a time. The members of the Supervisory Board retire periodically in accordance with a rotation schedule.

The Supervisory Board appoints a Chairman and a Deputy Chairman from amongst its members. A resolution of the General Meeting of Shareholders to suspend or dismiss members of the Supervisory Board requires a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.

The General Meeting of Shareholders appoints the members of the Supervisory Board, subject to the right of the Supervisory Board to make a binding nomination. The General Meeting of Shareholders may at all times, by a resolution passed with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital, resolve that the nomination submitted by the Supervisory Board is not binding. In such case, the General Meeting of Shareholders may appoint a member of the Supervisory Board in contravention of the Supervisory Board's nomination by a resolution passed with a majority of at least two-thirds of the votes cast representing more than 50% of our issued share capital.

Members of the Supervisory Board

Andrew Browne
Chairman
Doug Dunn
Deputy Chairman
Guy Demuynck

Further details about the members of the Supervisory Board and their biographies can be found in the Management Board and Supervisory Board section.

Remuneration
The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders. Members of the Supervisory Board are not authorised to receive any payments under our pension scheme, bonus scheme or option plans.

For detailed information about the individual remuneration of members of the Supervisory Board see the notes to the financial statements of TomTom NV included in this annual report.

Rotation schedule
On 13 February 2006, the Supervisory Board adopted the following rotation schedule:

Name	Date appointed	End of first term	Date of possible reappointment
Doug Dunn	13 May 2005	AGM 2007	AGM 2007
Guy Demuynck	13 May 2005	AGM 2008	AGM 2008
Andrew Browne	13 May 2005	AGM 2009	AGM 2009

Conflict of interest
Members of the Supervisory Board must report and provide all relevant information regarding any potential conflict of interest to the Chairman of the Supervisory Board or, in case of a conflict of interest of the Chairman of the Supervisory Board, to the Deputy Chairman of the Supervisory Board. The Supervisory Board shall decide, without the relevant member of the Supervisory Board being present, whether a conflict of interest exists.

Shares and shareholders' rights
Issue of ordinary shares and pre-emptive rights
The Company may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of the General Meeting of Shareholders upon proposal of the Management Board, subject to the prior approval of the Supervisory Board.

If so designated by the General Meeting of Shareholders or our Articles of Association, we may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of the Management Board, subject to the prior approval of the Supervisory Board. No resolution of the General Meeting of Shareholders or the Management Board is required for an issue of ordinary shares pursuant to the exercise of a previously granted right to subscribe for ordinary shares.

The Articles of Association grant the Management Board the irrevocable authority to issue ordinary shares, or grant rights to subscribe for ordinary shares, up to a maximum of 20% of our authorised share capital of ordinary shares, for a period of two years ending on 13 May 2007. A resolution extending this authority until 13 May 2009 was passed during the Annual General Meeting of Shareholders held in April 2006.

Dutch company law and our Articles of Association in most cases give shareholders pre-emptive rights to subscribe on a pro rata basis for any issue of new shares. Exceptions to these pre-emptive rights include the issue of shares (i) to our employees, (ii) in return for non-cash consideration, or (iii) to persons exercising a previously granted right to subscribe for shares. Holders of ordinary shares do not have pre-emptive rights with respect to preference shares to be issued and holders of preference shares do not have pre-emptive rights with respect to ordinary shares.

A shareholder may exercise pre-emptive rights during a period of two weeks from the date of the announcement of the issue of shares. The Management Board, subject to the prior approval of the Supervisory Board, and if so designated by the General Meeting of Shareholders, may restrict or exclude shareholder pre-emptive rights. A resolution by the General Meeting of Shareholders to authorise the Management Board to exclude or restrict pre-emptive rights requires a majority of at least two-thirds of the votes cast, if less than 50% of our issued share capital is present or represented at the General Meeting of Shareholders. If the General Meeting of Shareholders has not delegated this authority to the Management Board, the General Meeting of Shareholders may itself vote to restrict or exclude pre-emptive rights, but only upon a proposal of the Management Board.

The Articles of Association grant the Management Board the irrevocable authority to restrict or exclude pre-emptive rights for a period of two years ending on 13 May 2007. A resolution extending this authority until 13 May 2009 was passed during the Annual General Meeting of Shareholders held in April 2006.

General meetings of shareholders and voting rights
The Annual General Meeting of Shareholders must be held within six months of the end of each financial year. An Extraordinary General Meeting of Shareholders may be convened, whenever our interests so require, by the Management Board or the Supervisory Board. Shareholders representing alone or in aggregate at least one-tenth of our issued and outstanding share capital may, pursuant to the Dutch Civil Code and our Articles of Association, request that a General Meeting of Shareholders be convened. If such General Meeting of Shareholders has not been convened within 14 days or is not held within one month following such request, the shareholders are authorised to call such General Meeting of Shareholders themselves.

The notice convening a General Meeting of Shareholders must include an agenda indicating the items for discussion, as well as any proposals for the agenda. Shareholders holding at least 1% of our issued and outstanding share capital or shares representing a value of at least €50 million according to the Daily Official List may submit proposals for the agenda. Provided we receive such proposals no later than the 60th day before the General Meeting of Shareholders, we will have the proposals included in the notice we publish in a national newspaper distributed daily in the Netherlands and also in the Daily Official List at least 15 days before the meeting.

The Management Board may determine a record date to establish which shareholders are entitled to attend and vote at the General Meeting of Shareholders. There is no attendance quorum.

Each of our ordinary shares and preference shares is entitled to one vote. Shareholders may vote by proxy. The voting rights attached to any of our shares held by us are suspended as long as they are held in treasury.

Resolutions of the General Meeting of Shareholders are adopted by a simple majority, except where Dutch law or our Articles of Association provide for a special majority. According to our Articles of Association the following decisions of the General Meeting of Shareholders require a majority of at least two-thirds of the votes cast, representing more than 50% of our issued share capital:

— a resolution to cancel a binding nomination for the appointment of members of our Management Board and Supervisory Board;

— a resolution to appoint members of the Management Board or Supervisory Board in contravention of the list of nominees submitted by the Supervisory Board; and

— a resolution to dismiss or suspend members of the Management Board or Supervisory Board.

In addition, our Articles of Association require a majority of at least two-thirds of the issued capital if less than 50% of our issued share capital is represented for among other matters:

— a resolution of the General Meeting of Shareholders regarding restricting and excluding pre-emptive rights or decisions to designate the Management Board as the body authorised to exclude or restrict pre-emptive rights;

— a resolution of the General Meeting of Shareholders to reduce our outstanding share capital; and

— a resolution of the General Meeting of Shareholders to have us merge or demerge.

Preference shares as an anti-takeover measure

General

The Articles of Association provide for the possibility of issuing preference shares to the Stichting Continuïteit TomTom (the "Foundation"), established on 26 May 2005, as an anti-takeover measure. The purpose of the Foundation is to safeguard our interests and those of our subsidiaries in such a way that these interests as well as the interests of all those involved in the organisation, are safeguarded, and that influences, which in contravention with those interests could affect our continuity and/or corporate identity, are fended off. We believe that the issue of preference shares may have the effect of preventing, discouraging or delaying an unsolicited attempt to obtain (de facto) control and may help us to determine our position in relation to a bidder and its plans, and to seek alternatives.

There are currently no preference shares outstanding.

Composition of the Continuity Foundation

The Management Board of the Foundation consists of one 'A Board member' and two 'B Board members'. The A Board member is appointed by the Management Board, from among the members of the Supervisory Board, subject to the approval of the Supervisory Board. The B Board members are appointed by the Board of the Foundation.

In 2006, the members of the Management Board of the Foundation were:

G.J.M. Demuynck	A Board member
M.W. den Boogert	B Board member
R.L. de Bakker	B Board member

The Management Board of the Company and the Management Board of the Foundation declare that they are jointly of the opinion that the Foundation is independent of the Company as required by the Euronext Rule Book, Book II of the stock market of Euronext Amsterdam.

Anti-takeover mechanism

We granted the Foundation a call option (the "Call Option") entitling it to acquire from us preference shares up to a maximum of 50% of our total issued and outstanding share capital (excluding issued and outstanding preference shares). Under the terms of a separate agreement entered into between us and the Foundation on 26 May 2005, we have the right to require the Foundation to exercise the Call Option if (i) we expect a hostile takeover may be attempted or (ii) in the opinion of the Management Board, a single shareholder (or group of shareholders) holds a 'substantial number' of our ordinary shares.

Our Articles of Association grant the Management Board the irrevocable authority to issue preference shares, or grant rights to subscribe for preference shares, up to a maximum of 50% of the outstanding share capital of ordinary shares, for a period of two years ending on 13 May 2007, subject to the approval of the Supervisory Board. A resolution extending this authority until 13 May 2009 was passed during the Annual General Meeting of Shareholders held in April 2006.

A resolution of our Management Board to issue preference shares, or to grant rights to subscribe for preference shares, as a result of which the aggregate nominal value of the issued preference shares will exceed 50% of the outstanding capital of ordinary shares at the time of issue, will at all times require the prior approval of the General Meeting of Shareholders.

Upon the issue of preference shares, subscribers for preference shares must pay at least 25% of the nominal value of the preference shares. Each transfer of preference shares requires the prior approval of the Management Board and Supervisory Board.

No resolution of the General Meeting of Shareholders or the Management Board is required for an issue of preference shares pursuant to the exercise of a previously granted right to subscribe for preference shares (including the right of the Foundation to acquire preference shares pursuant to the Call Option).

The issue of preference shares is meant to be temporary. Unless the preference shares have been issued by a vote of the General Meeting of Shareholders, our Articles of Association require that a General Meeting of Shareholders be held within six months after the issue of preference shares to consider their cancellation and redemption. If the General Meeting of Shareholders does not resolve to redeem and cancel the preference shares, a General Meeting of Shareholders will be held every six months thereafter for as long as preference shares remain outstanding. The Management Board must provide a justification for such issue or grant of rights to subscribe for preference shares (but not for the issue of preference shares) at the General Meeting of Shareholders held within four weeks after the date of issue or grant, unless such explanation has been given at an earlier General Meeting of Shareholders.

The issue of preference shares in this manner would cause substantial dilution to the voting power of any shareholder, including a shareholder attempting to gain control of us.

Obligations of shareholders to disclose holdings

Under the Dutch Financial Supervision Act (*Wet op het financieel toezicht*), any person who, directly or indirectly, acquires or disposes of an interest in the capital and/or the voting rights of a limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, or a company organised under the laws of a state that is not a member of the European Union or party to the European Economic Area, with an official listing on Eurolist by Euronext, must give written notice of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person meets, exceeds or falls below one of the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of a company's issued and outstanding share capital. Notification must be given to the Dutch securities regulator (*Autoriteit Financiële Markten) (the "AFM")* without delay.

Under the Financial Supervision Act, we are required to inform the AFM immediately if our issued and outstanding share capital or voting rights change by 1% or more since our previous notification. Other changes in our capital or voting rights need to be notified periodically. The AFM will publish such notification in a public register. If a person's capital or voting rights meets or passes the abovementioned thresholds as a result of a change in our issued and outstanding share capital or voting rights, such person is required to make such notification ultimately on the fourth trading day after the AFM has published our notification as described above.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received by it.

As at 31 December 2006, we do not know of any person or legal entity holding an interest in our ordinary share capital and/or voting rights of more than 5% other than:

Pieter Geelen	14.24%
Peter-Frans Pauwels	14.24%
The Corinne Goddijn-Vigreux 2005 Trust	14.24%
The Harold Goddijn 2005 Trust	14.24%

These percentages do not take into account the impact of dilution on our ordinary shares which we are not required to report to the AFM.

The Board believes that the Company maintains an adequate and effective system of risk management and internal control which complies with the Dutch Code of Corporate Governance.

The Company views the careful management of risk as a key management activity. The Board reviews the effectiveness of the systems of internal control relative to strategic, financial, operational and compliance risks. The systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. The Board discusses risk management and internal controls with the Supervisory Board on a quarterly basis.

The Company embeds risk management into periodic planning and internal control mechanisms. A top-down approach is followed where we identify the major risks which could affect our business and the likelihood of problems arising.

The Group's systems of internal controls are designed and operated to mitigate the impact of risks affecting the group. As such, the controls are subject to regular review as the business changes.

Key features of the systems of internal control are:

— clearly defined lines of accountability and delegation of authority, and comprehensive reporting and analysis against approved budgets;

— minimisation of operating risk by ensuring that the appropriate infrastructure, controls, systems and people are in place throughout the businesses. Key policies employed in managing operating risk involve segregation of duties, authorisation of transactions, monitoring, financial and management reporting;

— a Code of Conduct and a Code of Ethics which are available to staff on our intranet; the Code of Conduct is also available on the TomTom website (www.tomtom.com); and

— centralised treasury operations to manage the investment of cash balances and the exposure to currency transaction risks. Treasury policies, risk limits and monitoring procedures are approved annually by the Supervisory Board.

Assurance on compliance with systems of internal control and on their effectiveness is obtained through management reviews, control self-assessment, internal audits and testing of certain aspects of the internal financial control systems by the external auditors during the course of their audit.

Significant improvements in internal control during the year included:

— the development and implementation of a new medium- term Internal Audit Plan;

— the creation of a Quality Assurance function to manage risks relating to the supply chain and products; and

— the implementation of a new Product Creation Framework.

Internal control over financial reporting

Internal control over financial reporting is a process which is managed by the Group Financial Controller and Chief Financial Officer to provide reasonable assurance regarding the reliability of management and financial reporting in accordance with generally accepted accounting principles. Controls over financial reporting include policies and procedures that provide reasonable assurance that:

— commitments and expenditures are appropriately authorised by the management and directors of the Company;

— records are maintained accurately and fairly reflect transactions;

— the unauthorised acquisition, use, or disposal of the Company's assets that could have a material effect on our financial statements would be detected on a timely basis; and

— transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Risk management and control systems provide reasonable assurance that the financial reporting does not contain any material inaccuracies. No material weaknesses were identified during the year. These systems are deemed to have functioned properly during the year under review, and there is currently no indication they will not continue to do so in the forthcoming period.

Amsterdam, 22 February 2007

2006 was a very successful year for TomTom and this was reflected in the financial performance of the Company. Revenue increased by 89% to €1,364 million and net profit by 55% to €222 million. The Company was strongly cash-generative and cash balances increased during the year by €260 million to €438 million. Net assets increased from €306 million at the start of the year to €551 million at the end of 2006. We delivered a 52% return on equity for the year (measured as net profit over average equity for the year) and diluted earnings per share increased by 51% to €1.90.

Profit and loss (in € millions)	2006	2005	Change
Revenue	**1,364**	720	89%
Gross profit	**579**	311	86%
% of sales	**42%**	43%	
Operating profit	**340**	195	74%
% of sales	**25%**	27%	
Net profit	**222**	143	55%
% of sales	**16%**	20%	
EPS (fully diluted – € per share)	**1.90**	1.26	51%

Revenue

The increase in revenue was driven by sales of portable navigation devices (PNDs) which represented 93% of total revenue for the year, up from 86% in 2005. Revenue from PDA/smartphone solutions declined as expected as PNDs continued to drive the growth in the personal navigation market at the expense of PDAs and smartphones. Other revenue increased sharply from €33 million to €65 million as we sold more accessories, maps and upgrades and other content and services to our growing installed customer base.The number of subscribers to TomTom WORK's tracking and tracing solution increased from 8,000 at the end of 2005 to 14,000 at the end of 2006.

Revenue (in € millions)	2006	2005	Change
PNDs	**1,268**	622	104%
PDA/smartphone solutions	**31**	65	-52%
Other	**65**	33	97%
Total	**1,364**	720	89%

The volume of PND units shipped in 2006 almost tripled to 4.7 million units, up from 1.7 million units in 2005. The introduction of new models at lower price points increased consumer acceptance of personal navigation and drove the substantial unit and revenue growth. The average selling price of PNDs decreased from €368 in 2005 to €270 in 2006 mainly due to the introduction of the new entry level products at lower price points.

Units sold (in 000s)	2006	2005	Change
PNDs	**4,687**	1,688	178%
PDA/smartphone solutions	**343**	524	-35%
Total	**5,030**	2,212	127%

Average selling price (in €)	2006	2005	Change
PNDs	**270**	368	-27%
PDA/smartphone solutions	**91**	125	-27%

The proportion of revenue generated from outside Europe increased from 7% to 10%. North American revenues increased from 6% of total revenue in 2005 to 8% in 2006 which, in absolute terms, equated to growth from €42 million in 2005 to €106 million in 2006. Revenue generated in the first full year of sales in Australia increased more than fourfold to €31 million in 2006 (2005: €7 million) and represented 2% of revenue in 2006.

2006 Revenue by region



1
2
3

1 Europe 90%
2 North America 8%
3 Australia 2%

2005 Revenue by region



1
2
3

1 Europe 93%
2 North America 6%
3 Australia 1%

Gross profit

The gross profit in 2006 increased to €579 million, an increase of 86% over 2005 (2005: €311 million). Despite the 27% reduction in the average selling price for PNDs the gross profit margin continued to be strong at 42%, only one percentage point lower than in 2005 (2005: 43%). Effective cost engineering on the new GO and ONE devices and continued reductions in the costs of components delivered substantial cost savings in our bills of material and contributed to the strength of our gross margin. On average the US dollar rate weakened by 0.5% against the euro year on year and had a negligible impact on the gross margin.

Operating expenses

Operating expenses consist of research and development costs, marketing expenditures, selling, general and administrative expenses and stock compensation expenses. Operating expenses (excluding stock compensation expenses) increased as a percentage of revenue to 15.9% in 2006 from 15.3% in 2005. In absolute terms operating expenses (excluding stock compensation expenses) increased by €107 million, from €110 million in 2005 to €217 million in 2006. Most of the increase resulted from additional marketing and personnel expenses to support the growth of the business.

(in € millions)	2006	% revenue	2005	% revenue
Research and development	**36.3**	2.7%	8.9	1.2%
Marketing	**100.8**	7.4%	63.6	8.8%
Selling, general and administrative	**80.0**	5.9%	38.0	5.3%
Total operating expenses	**217.1**	15.9%	110.5	15.3%

Research and development costs include the payroll expenses of our research and development teams, third-party software costs, patent creation costs and the depreciation of research and development-related tangible fixed assets and amortisation of acquired technologies. The costs of third-party manufacturing design activities are also included within research and development expenditures. We now have research and development teams in Amsterdam, London, Taipei, Leipzig, Berlin and Edinburgh. Research and development costs increased more than fourfold from €8.9 million in 2005 to €36.3 million in 2006. The majority of the increase was the result of the increase in the numbers of development staff and higher amortisation and depreciation expenses, which grew from €2.2 million in 2005 to €15.5 million in 2006. The increased amortisation and depreciation charges were mainly the result of the full-year impact of the acquired technologies purchased from Datafactory and Applied Generics. As a percentage of revenue research and development expenses increased to 2.7%, up from 1.2% in 2005.

We invested €101 million in advertising and marketing expenditure in 2006 (2005: €64 million). This represented 7.4% of revenue (2005: 8.8%) and an increase of €37 million over 2005. We were able to achieve leverage in these costs as a percentage of revenue while consolidating our European market leadership position and at the same time making good progress in building our market position in North America.

Selling, general and administrative expenses include personnel expenses for our selling and administrative staff, office expenses and other general expenses. SG&A costs increased to €80 million in 2006, an increase of 111% compared to 2005. As a percentage of revenue SG&A expenses increased slightly from 5.3% in 2005 to 5.9% in 2006. The key driver was the increase in sales staff and general and administrative staff, together with higher fees for professional services, most importantly for legal services in connection with IP litigation matters.

Our head count (excluding temporary employees) almost doubled to 818 at the end of 2006 from 435 at the end of 2005.

Stock compensation charges

This expense is a non-cash accounting charge required by IFRS 2 "Share-based Payments", and it relates to the grant of share options. This charge is calculated under the requirements of the IFRS and recognised evenly over the vesting period of the share options. In 2006 we recognised a charge of €21 million (2005: €5 million) of which €2.5 million was related to new share options granted in 2006.

Financial income and expenses

We recorded a net charge of €25 million in 2006, compared to a net gain of €15 million in 2005. The reversed trend in the US dollar-euro exchange rate in 2006 compared to 2005 resulted in declining values of our US dollar hedge cover which had a negative effect on our financial income and expense line. Exchange rate results switched from a gain of €12.3 million in 2005 to a loss of €32.3 million in 2006. This loss arose mainly from foreign exchange contracts to purchase US dollars in order to pay our most significant contract manufacturers. We revalue all forward contracts to market value at the end of each period whether or not they have matured, as well as cash and other assets and liabilities denominated in foreign currencies. The loss therefore consisted of both realised and unrealised losses. Net interest income increased to €7.6 million, up from €2.4 million in 2005.

Taxation
The total income tax charge in all the jurisdictions in which we operate increased to €93 million in 2006 from €67 million in 2005. This increase was primarily the result of higher profits mitigated by a decrease in the overall effective tax rate from 31.8% in 2005 to 29.6% this year. The decrease of the effective tax rate was mainly driven by the lower Dutch statutory income tax rate in 2006.

Net profit
The net profit increased by €79 million to €222 million in 2006 from €143 million in 2005.

Liquidity and capital resources
The strong operating profit together with tight management of working capital helped us to generate €292 million of cash from operating activities. Investing activities increased compared with 2005 as we acquired new technology to support our development activities. Overall our cash balances increased by €260 million to €438 million.

Cash flow (in € millions)	2006	2005
Net cash flow from operating activities	**291.5**	43.0
Cash flow used in investing activities	**-28.5**	-21.4
Cash flow from financing activities	**1.1**	116.5
Net increase in cash and cash equivalents	**264.1**	138.1
Effect of exchange rate changes	**-4.6**	0.0
Cash and cash equivalents at end of period	**437.8**	178.4

Balance sheet (in € millions)	2006	2005
Non-current assets	**59.2**	22.3
Current assets	**843.8**	441.3
Total assets	**903.0**	463.6
Capital and reserves	**550.8**	306.3
Provisions	**43.8**	21.0
Non-current liabilities	**1.3**	1.1
Current liabilities	**307.1**	135.2
Total equity and liabilities	**903.0**	463.6

The balance sheet strengthened considerably in the year. Net assets increased by €244 million to €551 million at the end of 2006, mainly driven by the net profit of €222 million and by tight working capital management. As shown in our cash flow statement working capital decreased by €10 million in 2006 despite the 89% growth in revenue.

Treasury policy
TomTom's treasury function manages the working capital cash balances, investment of excess cash and the risk resulting from operational transactions in non-functional currencies.

Excess cash is invested under the assumption that it can be made available within a reasonable period for the implementation of strategic decisions. Investments are selected to give an expected return relative to market rate returns for instruments with a similar term and risk profile. All investments are made with parties that have at least an AA- credit risk rating by an acknowledged credit rating agency.

Risks for TomTom relating to changes in currency exchange rates regarding transactions in non-functional currency are managed. The main goal is to make the cost of working with foreign currencies more predictable and to reduce the overall currency risk faced by TomTom. Reduction of the cost of foreign currencies by achieving better exchange rates than market averages or market expectations is not in scope of the treasury policy. The currency risks are managed with simple instruments such as forward and plain option contracts for both the procurement and the sale side. The primary exposure is our US dollar denominated procurement contracts, given that our reporting currency is the euro. TomTom does not hedge translation risk, i.e. the risk which arises on the translation of non-euro denominated income statements and balance sheets of subsidiaries. Movements in the market values of instruments entered into by TomTom are taken to the profit and loss statement since TomTom does not apply hedge accounting.

Mergers and acquisitions
Applied Generics Ltd.
In January 2006, the Group acquired 100% of the share capital of Applied Generics Ltd. Applied Generics, located in Scotland, has developed technology that makes it possible to generate real-time road traffic information based on mobile network usage and cell-switching. In October we announced our joint development programme based on this technology with Vodafone Netherlands. This development will see our in-house patented technology convert anonymous, raw GSM signalling data – supplied by Vodafone Netherlands' network – into accurate, real-time, information on the speed and direction of cars travelling throughout the road network of the Netherlands. The technology has been tested and proven on a regional scale and this will be the world's first nationwide, commercial deployment.

As a global company TomTom is affected by economic developments in different geographical locations and is susceptible to a variety of business risks that may negatively impact our business objectives.

Revenues, gross margins, profitability, liquidity and cash flows may fluctuate unpredictably due to a number of factors. Through a process of weighing the probability and impact of identified risks we establish the factors and variables which may particularly impact the sensitivity of results in order to take steps to minimise the potential adverse effects. TomTom's results of operations or financial condition could be materially adversely affected by any number of the external risk factors; the most important risks identified are highlighted below. These risks should be considered in connection with any forward-looking statements. There may be risks not yet known to us or others currently not deemed to be material that could have a significant potential financial impact on the business.

Financial risks

The principal categories of financial risk to which we are exposed are exchange rate risk and credit risk.

Exchange rate risk

TomTom's principal currency translation risk arises from the fact that the financial records of our subsidiaries in the United Kingdom, the United States and Australia are maintained in local currency. Our euro-denominated consolidated reported financial results can be affected by changes in the relative value of those local currencies against the euro. Additionally, fluctuations in currency values distort period-to-period comparisons of financial performance. We do not hedge these translation risks.

In 2006 TomTom sold its products in Europe, Australia and North America. The products are sold in the local currency to distributors and retailers. Our PNDs are sourced from contract manufacturers in Asia and mainly priced to us in US dollars. TomTom's principal currency transaction risk arises from the mismatch of our revenues being significantly in euros and pounds sterling and our cost of sales being mostly in US dollars. We manage these currency transaction risks by use of financial instruments.

Credit risk

We sell the bulk of our products through distributors and retailers. Certain customers of ours have built up considerable trade receivable accounts with us.

We have procedures to limit our exposure to credit risk from our customers. Losses resulting from the insolvency of our customers for sales in Europe are covered by an excess of loss insurance contract. In 2006 we did not file a claim under the terms of this insurance.

GPS availability and cost risks

Our products depend on GPS satellite transmissions to provide position data to our customers. GPS satellites are funded and maintained by the US government and we have no control over their maintenance, support or repair. The free use and availability of GPS signals remains at the sole discretion of the US government.

GPS signals are carried on radio frequency bands specifically allocated on a global basis. Any reallocation or interference of these bands could impair the use of our products.

We are dependent on GPS satellites and infrastructure technology for the use of our products.

Market and competition risks

The market for satellite navigation products in each of the geographic markets in which we operate is highly dynamic and competitive. There can be no assurance that our products will compete successfully against current or new market entrants or competing technologies. Our markets are characterised by rapid technological change, which could render our products obsolete and could cause us to make substantial expenditures to replace our products.

We mitigate these risks by investing in the development of our technology and by focusing on innovative benefits for our customers.

Sales price risk

The sales prices of TomTom's products are primarily affected by the competition the Company faces in its markets, pricing compared to alternative products, its ability to provide enhanced services (such as TomTom PLUS) and the strength of the TomTom brand in terms of quality, reliability and user-friendliness. TomTom expects the sales prices it charges for its products to decrease over time as competition intensifies in the market and more personal navigation products become available.

We mitigate these risks of sales price pressure primarily via cost engineering our products and by seeking operational cost leverage from increasing sales volumes.

Brand erosion risk

We may not be able to sustain or improve the strength of our brand, and we may consequently experience difficulty in maintaining our market acceptance. If we fail to increase awareness of our brand and to strengthen our reputation for providing smart, easy-to-use and high-quality personal navigation products and services, or if any other factor negatively affects our reputation or our brand image, such as adverse consumer publicity, this could have a material adverse effect on our business, results of operations or financial condition.

Product diversification risk
The majority of our revenue is derived from integrated personal navigation devices consisting of the family of GO products, TomTom ONE and RIDER. If new product implementations do not achieve required levels of market acceptance, or if the speed of development and time-to-market of these products compares unfavourably to directly competing products, this could have a material adverse effect on our business, results of operations or financial condition.

By expanding our other revenue streams, seeking new markets and introducing new products in the business-to-business sector (TomTom WORK), we aim to diversify product concentration risks over the medium and long-term.

Demand forecasting risk
Forecasting demand for TomTom's products is important to our financial performance and to maintaining good customer relationships with distributors and retailers. If the number of units needed is over-forecasted, TomTom could face downward pricing pressure and a resulting loss of revenues, and an increase in finished goods inventory and net working capital. If demand is under-forecasted followed by a shortage of products, TomTom could face unfulfilled consumer demand and the resulting loss of revenues, as well as damage to its reputation and relationships with distributors and retailers.

As part of mitigating this risk, we monitor sell-through rates and expectations of future demand at our major distributors and retailers.

New product introduction risk
TomTom introduced a significant number of new and upgraded products and services this year. The transition to new products requires careful management of existing stock levels. The introduction of new products, together with seasonal demand, significantly increases working capital requirements.

If there is excess existing stock when a new product is released, the retail price of the existing stock is likely to decrease and TomTom would, in certain circumstances, owe compensation to its distributors and retailers on the price difference for their existing stock.

Our success is dependent on our ability to develop and commercialise new and upgraded products and services, the timing of releases of these, our product mix relative to that of our competitors, and our ability to meet changing consumer preferences.

Outsourcing risks
TomTom depends on a limited number of third parties, and in certain instances sole suppliers for component supply and manufacturing. Our supply chain and distribution model is outsourced and this increases our ability to scale up or down the supply chain while limiting capital expenditure risks. However, any disruption to or termination of TomTom's relationships with third-party manufacturers, suppliers or distributors, or reduction in their ability to meet our needs could have a material adverse effect on our business, results of operations or financial condition.

We continually evaluate the risks associated with the use of outsource partners, which includes business continuity planning. In order to further mitigate this risk we have established a Quality Assurance function which will enhance the monitoring and management of the risk of production continuity by our manufacturing partners and component suppliers.

International expansion risks
The global nature of our business increases risks associated with our international operations and with our potential future expansion into new international markets. Our business operations span five continents and accordingly, we face economic, regulatory, legal and political risks inherent in having relationships, operations and sales in a variety of jurisdictions.

Our rapid growth in a relatively short period of time has placed, and may continue to place, significant demands and strains on our resources, our systems, internal controls and management. If we are unable to successfully integrate new personnel or systems, or if we otherwise fail to successfully manage our growth, this could have a material adverse effect on our business, results of operations or financial condition.

The future development and success of our business depends in a large part on the future general level of demand for personal navigation products and, in particular, on demand for our products. The market for personal navigation products is still developing, with modest penetration levels in our target markets. It is difficult to predict both the future growth of the market and the size of our future customer base. Consumer demand for personal navigation products generally, or for our products and services specifically, may fail to grow at anticipated rates.

Human resources risks

The success of our business depends upon attracting, integrating and retaining qualified personnel in senior management, sales and marketing, research and development, supply chain management and other key areas. The loss of key members of management could have a material adverse effect on our business. In addition, if we are unable to retain or to increase our pool of talented personnel to keep pace with our overall rate of growth, our business could suffer.

In order to mitigate this risk we have established policies for attracting and retaining staff, which include management training and succession planning.

Information technology disruption risk

Our information technology, telecommunications and other infrastructure systems, face the risk of failure which could seriously disrupt our operations. Although we have back-up procedures in place, our operations and our information technology, telecommunications and other infrastructure systems are vulnerable to damage and interruption. A significant disruption in the availability of our information technology, telecommunications or other infrastructure systems could cause interruptions in our service to customers, loss of or delays in our research and development work and our product shipments or affect our distributor and consumer relationships.

Intellectual property risks

We rely on a combination of trademarks, trade names, patents, confidentiality and non-disclosure clauses and agreements, copyrights and design rights to define and protect our trade secrets and rights to the intellectual property in our products. Although we have implemented protection mechanisms, these may prove to be inadequate, or they may not extend to all countries in which we operate or may in the future operate, or may not cover all our intellectual property assets.

We may be faced with claims that we infringe the intellectual property rights of others, leading to royalty costs, licence fees, legal costs, a restriction on the use of certain technologies and innovations, or an inability to secure intellectual property rights.

Product quality risks

We are subject to risks resulting from defects in our products as well as returns and warranty expenses. We develop complex hardware and software products which may contain defects in design or manufacturing or other errors or failures. Quality control and procedures for testing and manufacturing to our specifications are largely in the hands of our contract manufacturers, and we retain liability for failure in production caused by defective product design or error. Material defects in any of our products could thus result in decreasing revenues, increased operating costs and the possibility of significant consumer products liability.

In order to mitigate this risk we have established a Quality Assurance function to enhance the monitoring of the quality of our contract manufacturers and component suppliers.

Product liability claims

Product liability claims present the risk of protracted litigation, financial damages, lawyer's fees, and diversion of management's attention from the operation of our business. The use of map data by and provision of route instructions to vehicle drivers carries an inherent risk of product liability claims and associated adverse publicity. We use disclaimers, limitations of liability and similar provisions in our licence agreements but we cannot be absolutely sure that these provisions will prove to be effective barriers to product liability claims.

We attempt to mitigate the risks of product liability claims through product testing and by including security features in the product design.

for the year ended 31 December 2006

Financial statements contents

for the year ended 31 December

(€ in thousands)	Notes	2006	2005
Revenue	(3)	**1,363,758**	720,031
Cost of sales	(4)	**785,131**	409,194
Gross profit		**578,627**	310,837
Operating expenses			
Research and development expenses		**36,244**	8,949
Marketing expenses		**100,812**	63,556
Selling, general and administrative expenses		**80,033**	38,014
Stock compensation expense	(18)	**21,321**	5,241
Operating expenses	(6)	**238,410**	115,760
Operating profit		**340,217**	195,077
Financial (expense) and income, net	(7)	**-24,681**	14,664
Profit before tax		**315,536**	209,741
Income tax	(8)	**93,355**	66,784
Net profit		**222,181**	142,957
Earnings per share (in €)			
Basic	(9)	**2.01**	1.37
Diluted		**1.90**	1.26

as of 31 December (after proposed appropriation of the net result)

(€ in thousands)	Notes	2006	2005
Assets			
Non-current assets			
Intangible assets	(10)	**39,183**	15,845
Property, plant and equipment	(11)	**7,926**	5,168
Deferred tax assets	(20)	**12,061**	1,307
Total non-current assets		**59,170**	22,320
Current assets			
Inventories	(12)	**123,005**	103,183
Trade receivables	(13)	**265,990**	150,985
Other receivables and prepayments	(14)	**16,320**	5,084
Other financial assets	(15)	**682**	3,651
Cash and cash equivalents	(16)	**437,801**	178,377
Total current assets		**843,798**	441,280
Total assets		**902,968**	463,600
Equity and liabilities			
Shareholders' equity			
Share capital	(17)	**22,584**	21,456
Share premium		**115,075**	115,091
Legal reserves		**2,804**	1,813
Stock compensation reserve	(18)	**32,364**	11,589
Retained earnings		**377,963**	156,394
Total equity		**550,790**	306,343
Provisions	(19)	**43,785**	20,981
Non-current liabilities			
Deferred tax liability	(20)	**962**	756
Long-term liability		**338**	301
Total non-current liabilities		**1,300**	1,057
Current liabilities			
Trade payables		**66,744**	55,390
Taxes and social security		**72,557**	16,147
Accruals		**88,683**	42,618
Other liabilities		**79,109**	21,064
Total current liabilities		**307,093**	135,219
Total equity and liabilities		**902,968**	463,600

for the year ended 31 December

(€ in thousands)	Notes	2006	2005
Cash flow from operating activities			
Operating profit		**340,217**	195,077
Financial (losses) and gains		**-19,890**	8,604
Depreciation of property, plant and equipment		**4,393**	1,844
Amortisation of intangible assets		**13,800**	1,579
Change to provisions		**22,840**	20,888
Change to stock compensation reserve	(18)	**20,776**	8,974
Changes in working capital:			
Increase in inventories		**-19,822**	-89,782
Increase in receivables and prepayments		**-125,695**	-121,710
Increase in current liabilities		**155,499**	76,928
Cash generated from operations		**392,118**	102,402
Interest received		**9,400**	3,136
Corporate income taxes paid		**-110,011**	-62,528
Net cash flow from operating activities		**291,507**	43,010
Cash flow used in investing activities			
Investments in intangible assets[1]		**-21,419**	-16,464
Investments in property, plant and equipment		**-7,151**	-4,957
Total cash flow used in investing activities		**-28,570**	-21,421
Cash flow from financing activities			
Proceeds on issue of ordinary shares		**1,113**	116,546
Total cash flow from financing activities		**1,113**	116,546
Net increase in cash and cash equivalents		**264,050**	138,135
Cash and cash equivalents at beginning of period		**178,377**	40,167
Effect of exchange rate changes on the balance of cash held in foreign currencies		**-4,626**	75
Cash and cash equivalents at end of period		**437,801**	178,377

[1] The acquisition of Applied Generics is classified as an investment in intangible assets, as the substance of the acquisition was to acquire intellectual property and not to acquire a business (see note 22).

(€ in thousands)	Notes	Share capital	Share premium	Legal reserves	Stock compensation reserve	Retained earnings	Total
Balance as at 31 December 2004		**18**	**619**	**961**	**2,614**	**33,594**	**37,806**
Translation differences				58			58
Transfer to legal reserves				794		-794	0
Net income (expense) recognised directly in equity				852		-794	58
Profit for the year						142,957	142,957
Total recognised income and expense				852		142,163	143,015
Stock compensation reserve	(18)				8,975		8,975
Recapitalisation		19,982	-619			-19,363	0
Issue of share capital	(17)	1,456	115,091				116,547
Balance as at 31 December 2005		**21,456**	**115,091**	**1,813**	**11,589**	**156,394**	**306,343**
Translation differences				379			379
Transfer to legal reserves				612		-612	0
Net income (expense) recognised directly in equity				991		-612	379
Profit for the year						222,181	222,181
Total recognised income and expense				991		221,569	222,560
Stock compensation reserve	(18)				21,321		21,321
Issue of share capital	(17)	1,128	-16		-546		566
Balance as at 31 December 2006		**22,584**	**115,075**	**2,804**	**32,364**	**377,963**	**550,790**

Statutory provisions with respect to appropriation of results
According to the Company's Articles of Association, the Company's reserves may be distributed to shareholders, provided that total shareholders' equity exceeds the called-up and paid-up capital of the Company, increased by legal and statutory reserves.

Legal reserves
Legal reserves are non-distributable reserves that have been recorded for the amount of capitalised internal software development costs and cumulative translation adjustments.

Stock compensation reserve
The stock compensation reserve represents the cumulative expense of issued share options that have been granted but not exercised together with the amount of a tax benefit relating to the tax deduction that exceeds the related cumulative expense.

1. General

TomTom NV (the "Company") has its statutory seat in Amsterdam, the Netherlands. The Company has its headquarters in Amsterdam, the Netherlands. The activities of the Company include the development and sale of navigation solutions. The primary focus of these activities is on personal navigation.

The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as "the Group").

The financial statements have been prepared by the Board of Management and authorised for issue on 22 February 2007. The financial statements will be submitted for approval to the Annual General Meeting of Shareholders on 25 April 2007. In accordance with section 402 of Part 9 of Book 2 of the Netherlands Civil Code, a condensed income statement is included in the Company financial statements.

2. Summary of significant accounting policies

Adoption of new and revised standards

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (the IFRIC) of the IASB that are relevant to its operations and effective for annual reporting periods beginning on 1 January 2006. The adoption of these new and revised Standards and Interpretations has not resulted in changes to the Group's accounting policies for the current or prior years. At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

- IFRS 7 Financial instruments: disclosures
- IFRS 8 Operating segments
- IFRIC 7 Applying the restatement approach under IAS 29
- IFRIC 8 Scope of IFRS 2
- IFRIC 9 Reassessment of embedded derivatives
- IFRIC 10 Interim financial reporting and impairment
- IFRIC 11 IFRS 2: group and treasury share transactions
- IFRIC 12 Service concession arrangements

The Group anticipates that the adoption of these Standards and Interpretations in future periods will have no material financial impact on the financial statements of the Group.

Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU.

The financial statements have been prepared on the historical cost basis, except for derivatives and financial instruments, classified as held for trading or available for sale, which are stated at fair value.

Unless otherwise indicated, assets and liabilities are carried at their nominal value. Income and expenses are accounted for on an accrual basis.

The preparation of these financial statements requires that the Group makes assumptions, estimates and judgements that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as revenue recognition, allowances for uncollectible accounts receivable, inventory obsolescence, product warranty costs, depreciation and amortisation, asset valuations, impairment assessments, taxes, earn-out provisions, other provisions, stock-based compensation and contingencies. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of revision and the future periods if the revision affects both current and future periods. The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All inter-company transactions, balances, income and expenses are eliminated on consolidation.

The consolidated financial statements for 2006 include the financial statements of TomTom NV and the following subsidiaries:

Subsidiary name	Country of incorporation and residence	Place of residence	Proportion of ownership interest
TomTom International BV	NL	Amsterdam	100%
TomTom Sales BV	NL	Amsterdam	100%
Baldivi BV	NL	Amsterdam	100%
TomTom Inc.	US	Concord, MA	100%
TomTom Software Ltd.	UK	London	100%
Applied Generics Ltd.	UK	Edinburgh	100%
TomTom Asia Ltd.	TW	Taipei	100%
Drivetech Inc.	TW	Taipei	100%
TomTom WORK GmbH[1]	DE	Leipzig	100%

[1] TomTom WORK GmbH was formerly known as Datafactory AG

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured as the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

The provision for earn-outs relates to acquisitions where part of the purchase consideration is a future earn-out for the former shareholders of acquired companies. The Group provides for future costs related to these earn-outs based on (or related to) estimates of future results that determine the future cash outflows. The earn-out provision represents the best estimate of payments which will be made under the earn-out arrangements, taking into account the provisions of the related contract and the performance criteria included.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the profit and loss account.

Revenue recognition

Revenue is measured as the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Revenue on the sale of goods is only recognised when the risks and rewards of ownership of goods are transferred to the Group's customers (which include distributors, retailers, end-users and Original Equipment Manufacturers ("OEMs")). The risks and rewards of ownership are generally transferred at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. In cases where contractual acceptance is not required, revenue is recognised when management has established that all aforementioned conditions for revenue recognition have been met. Examples of the above-mentioned delivery conditions are "Free on Board point of delivery" and "Costs, Insurance Paid point of delivery", where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk in the goods passes to the customer.

TomTom reduces revenue for estimates of sales incentives. We offer sales incentives, including channel rebates and end-user rebates for our products. The estimate is based on our historical experience taking into account future expectations.

When returns are probable an estimate is made of the expected financial impact of these returns. The estimate is based upon historical data on the return rates and information on the inventory levels in the distribution channel. The estimated probable returns are recorded as a direct deduction from revenue and cost of sales.

If there is excess stock at retailers when a price reduction becomes effective TomTom will compensate its customers on the price difference for their existing stock. Customers are eligible for such compensation if certain criteria are met. To reflect the costs related to known price reductions in the income statement an accrual is created against revenue.

Interest income
Interest income is accrued on a time basis, based on the principal outstanding and at the effective interest rate.

Leasing
Leases are classified as finance leases whenever the terms of the lease substantially transfer all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Group has not entered into any material finance leasing arrangements. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Foreign currencies
The Company's primary activities are denominated in euros. Accordingly, the Company has chosen the euro as its functional currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the Company's functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For consolidation purposes, the Company classifies its subsidiaries as "foreign entities". The assets and liabilities are translated at the year end spot rate, whereas the income statement is translated at the average monthly exchange rate. Translation differences arising thereon are taken to a separate component of shareholders' equity (cumulative translation adjustment).

In order to mitigate the risks to foreign currency exposures, the Group enters into forward contracts and options (see next paragraph for details of the Group's accounting policy in respect of financial instruments).

The principal exchange rates applied for the non-euro currencies are:

	Average rate for 2006	Rate as at 31 December 2006	Average rate for 2005	Rate as at 31 December 2005
Australian dollar	**0.600**	**0.597**	n/a	n/a
US dollar	**0.800**	**0.758**	0.803	0.845
Great Britain pound sterling	**1.446**	**1.485**	1.462	1.453
New Taiwanese dollar	**0.025**	**0.023**	0.025	0.026
Chinese yuan	**0.106**	**0.097**	n/a	n/a

Financial instruments and hedge policy
The Group's activities expose it to the financial risks of changes in foreign exchange rates. The Group uses derivative financial instruments (primarily short-term foreign currency forward contracts and options) to manage the risks associated with foreign currency fluctuations relating to certain committed and anticipated transaction exposures. The use of financial derivatives is governed by the Group's policies approved by the Supervisory Board, which provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date, and are marked again to fair value at subsequent reporting dates. Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise, since hedge accounting is not applied by the Group.

Exchange results from the translation of foreign currency balances and resulting from the settlement of forward contracts and options are included in financial income and expenses. Foreign exchange results related to currency differences on trade invoices received in US dollars are recognised in cost of sales.

Retirement benefit costs
Contributions to defined contribution retirement benefit plans are recognised as an expense when employees have rendered services entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

Stock compensation expense

The Group issues share options, which qualify as equity-settled share-based payments, to eligible employees including members of management. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of the Black and Scholes model. The expected life of the share options used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and makes a corresponding adjustment to equity (stock compensation reserve) over the remaining vesting period. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium when the options are exercised.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Deferred taxes are calculated using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Current and deferred taxes are recognised as an expense or income in the profit and loss account, except when they relate to items credited or charged directly to equity, in which case the tax is also recognised directly in equity, or where they arise from the initial accounting for a business combination.

Intangible assets

Development costs

Internally generated software development costs arising from the creation and update of the Company's core software technology are recognised as an asset only if all of the following relevant criteria are met:

— an asset is created that can be identified;
— it is probable that the asset created will generate future economic benefits; and
— the development cost of the asset can be measured reliably.

Internal software development costs related to creating and upgrading the Group's core software platform are capitalised and amortised on a straight-line basis over the useful economic life of the software, which is estimated to be four years.

Internal software costs not relating to the Group's core software platform are expensed as research and development costs as incurred on the basis that on average these costs have a useful economic life of less than one year.

Engineering costs relating to the detailed manufacturing design of new products are recorded in the income statement as research and development expenses as incurred.

The Group is required to use estimates, assumptions and judgements to determine the expected useful economic lives and future economic benefits of these costs. Such estimates are made on a regular basis or as appropriate throughout the year as they can be significantly affected by changes in technology and other factors.

Acquired technology

Intangible assets arising from acquisitions are amortised using the straight-line method over their estimated economic lives, which is estimated to be four years. Economic lives are re-evaluated every year.

Computer software

Computer software includes purchased software to facilitate our global information processing. The software is amortised on a straight-line basis over its estimated useful life of two to five years.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful economic lives of the assets as follows:

Furniture and fixtures	4–8 years
Computer equipment and hardware	2–4 years
Vehicles	4 years
Tools and moulds	1–2 years

The costs of tools and moulds used in the manufacturing of the Group's products are capitalised within property, plant and equipment, and depreciated within research and development costs over their estimated useful economic lives, which is usually less than a year.

Impairment of assets

At each balance sheet date the Group reviews the carrying amounts of its tangible and intangible assets to determine whether changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indication exists, the recoverable amount will be estimated in order to determine the extent of the impairment loss, if any.

The recoverable amount is the higher of the fair value less costs to sell and value in use. The value in use equals the net present value of the future cash flow generated by the asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount is lower than the carrying amount, a reduction to the carrying amount is made. Such an impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in the profit and loss account, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Inventories

Inventories are stated at the lower of cost and net realisable value. The cost of inventories comprises costs of purchase and assembly and conversion to finished products. It excludes borrowing costs. The cost of inventories is recorded using the first-in first-out (FIFO) cost basis, net of reserves for obsolescence and any excess stock. Net realisable value represents the estimated selling price less an estimate of the costs of completion and direct selling costs.

Trade receivables

Trade receivables are stated at nominal value. Appropriate allowances for estimated unrecoverable amounts are recognised in the profit and loss account when there is evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

Cash and cash equivalents

Cash and cash equivalents are stated at face value and comprise cash-on-hand, deposits held on call with banks, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

The Group provides for warranty claims based on historical and estimated return rates per product line and estimated average repair costs. Warranty costs are recorded within cost of sales.

Other provisions are recorded for probable liabilities that can be reasonably estimated. The provisions include legal claims and tax risks for which it is more likely than not that an outflow of resources will be required to settle the obligation.

3. Segment reporting

During the period the Group operated in one business line; personal navigation solutions. The Group generates sales across different geographical regions.

Revenue (€ in thousands)	2006	2005
Europe	**1,226,331**	670,416
North America	**106,238**	42,320
Rest of world	**31,189**	7,295
Total	**1,363,758**	720,031

Net profit (€ in thousands)	2006	2005
Europe	**225,892**	144,126
North America	**-4,739**	-1,228
Rest of world	**1,028**	59
Total	**222,181**	142,957

Assets (€ in thousands)	2006	2005
Europe	**803,494**	409,191
North America	**91,312**	50,500
Rest of world	**8,162**	3,909
Total	**902,968**	463,600

Depreciation (€ in thousands)	2006	2005
Europe	**4,145**	1,760
North America	**187**	54
Rest of world	**62**	30
Total	**4,394**	1,844

Liabilities (€ in thousands)	2006	2005
Europe	**322,421**	142,299
North America	**23,617**	13,665
Rest of world	**6,140**	1,293
Total	**352,178**	157,257

Capital expenditures on property, plant and equipment (€ in thousands)	2006	2005
Europe	**6,866**	4,733
North America	**230**	65
Rest of world	**55**	159
Total	**7,151**	4,957

Number of employees at year end	2006	2005
Europe	**715**	385
North America	**56**	32
Rest of world	**47**	18
Total	**818**	435

4. Cost of sales

The Group's cost of sales consists of material costs for goods sold to customers, royalty and licence expenses and fulfilment costs incurred on inventory sold during the year.

5. Employee benefits

Retirement benefit scheme

The Group's retirement benefit plans are classified as defined contribution plans, limiting the employer's legal obligation to the amount it agrees to contribute during the period of employment.

Employees in the United States are offered the opportunity to participate in the 401K pension plan, which involves no contribution or obligation from the Group besides withholding and paying the employee contribution.

Remuneration policy for members of the Management Board and the Supervisory Board

Remuneration of members of the Management Board is drawn up and approved by the Supervisory Board.

In accordance with the Dutch Corporate Governance Code as issued on 9 December 2003, the remuneration of Supervisory Board members does not depend on the results of the Company. The Company does not grant either stock options or shares to its Supervisory Board members and the Company does not provide loans to them.

The total remuneration paid to or on behalf of members of the Management Board in the year ended 31 December 2006 amounted to approximately €2.0 million (2005: €2.2 million), of which approximately 60% represented bonus payments (2005: 37%). The maximum bonus is calculated as 1% of profit before tax and is shared equally across all members of the Senior Management Team including the members of the Management Board provided that certain financial and personal targets are met. The financial targets make up 90% of the bonus and the operational targets make up 10% of the bonus.

Overview of salaries, performance-related bonuses and other emoluments

2006 (in €)	Salary	Bonus	Other emoluments[1]	Total remuneration
Management Board				
Harold Goddijn	194,400	394,420		588,820
Alexander Ribbink	194,400	394,420	17,790	606,610
Marina Wyatt	352,941	394,420	28,920	776,281
Total	**741,741**	**1,183,260**	**46,710**	**1,971,711**

2005 (in €)	Salary	Bonus	Other emoluments[1]	Total remuneration
Management Board				
Harold Goddijn	186,319	282,383		468,702
Alexander Ribbink	180,000	282,383		462,383
Marina Wyatt	307,834	263,162	724,113[2]	1,295,109
Total	**674,153**	**827,928**	**724,113**	**2,226,194**

[1] The other emoluments do not include share option costs. An overview of share options is given in the table below.
[2] In accordance with the terms of her employment contract, the Chief Financial Officer received a success fee of £500,000 (gross) on completion of the Global Offer in 2005.

There are five other executives designated as key management. The total remuneration for these senior executives amounted to €3.0 million (2005: €2.1 million).

Overview of aggregate numbers of stock options held by the Management Board

	Outstanding 1 January 2006	Granted in 2006	Exercised in 2006	Outstanding 31 December 2006	Exercise price in €	Expiry Date
Alexander Ribbink	2,000,026		2,000,026		0.25	01/09/08
	1,499,992			1,499,992	3.75	01/11/09
	1,499,992			1,499,992	28.82	10/11/12
Marina Wyatt	500,000			500,000	26.44	10/08/12
		500,000		500,000	33.96	09/11/13
Total	**5,500,010**	**500,000**	**2,000,026**	**3,999,984**		

Overview of remuneration of members of the Supervisory Board

	2006	2005
Benno Hoogendoorn (resigned in September 2005)		20,000
Andrew Browne (Chairman)	**40,000**	22,500
Guy Demuynck	**30,000**	22,500
Doug Dunn	**30,000**	22,500
Total	**100,000**	87,500

The Supervisory Board was established on 13 May 2005. The remuneration of the members of the Supervisory Board amounted to €100,000 (2005: €87,500).

6. Additional information regarding operating expenses

Included in the operating expenses are, among others, the following items:

Personnel expenses (€ in thousands)	2006	2005
Salaries	**42,125**	17,636
Social security costs	**3,150**	1,622
Pensions	**1,024**	498
Granted share options	**21,321**	5,240
Other	**15,090**	6,607
Total personnel expenses	**82,710**	31,603

Average number of employees

The average number of employees in 2006 was 627 (2005: 316). At 31 December 2006, the Group had 818 (2005: 435) employees.

Operating expenses include an amount of €18.2 million for depreciation and amortisation expenses (2005: €3.4 million).

(€ in thousands)	2006	2005
Amortisation expenses	**13,800**	1,579
Depreciation expenses	**4,394**	1,844
Total	**18,194**	3,423

The costs for operating leases in 2006 amounted to €1.7 million (2005: €1.3 million).

7. Financial income and expenses

Financial income and expenses include the following items:

(€ in thousands)	2006	2005
Interest income	**9,400**	3,136
Interest expense	**-1,815**	-747
Exchange rate (losses)/gains	**-32,266**	12,275
Total	**-24,681**	14,664

The foreign exchange loss in 2006 can mainly be attributed to forward foreign exchange contracts to purchase US dollars in order to pay our most significant contract manufacturers. We revalue all our forward contracts at the end of each period whether or not they have matured. This loss therefore is made up of both realised and unrealised net losses.

The interest expense mainly relates to interest costs on income tax liabilities.

8. Income tax

The activities of the Group are subject to corporate income tax in several countries depending on presence and activity. The applicable statutory tax rates vary between 25% and 40%. This, together with non-deductible amortisation of intangible assets and some timing differences, can cause the effective tax rate to differ from the Dutch corporate tax rate.

(€ in thousands)	Note	2006	2005
Current tax expense		**119,622**	57,656
Deferred tax	(20)	**-26,267**	-1,852
Through equity			10,980
Total tax expense for calculating effective tax rate		**93,355**	66,784

The effective tax rate, based on income before taxes, was 29.6% (2005: 31.8%). The reconciliation between the tax charge on the basis of the Dutch tax rate and the effective tax rate is as follows:

	2006	2005
Dutch tax rate	**29.6%**	31.5%
Higher weighted average statutory rate on Group activities	**0.6%**	0.1%
Amortisation of intangible assets (including deferred tax position)	**-0.6%**	0.2%
Stock compensation expense (including deferred tax position)		0.1%
Utilisation of previously unrecognised tax losses	**-0.2%**	
Other	**0.2%**	-0.1%
Effective tax rate	**29.6%**	31.8%

9. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	2006	2005
Earnings (€ in thousands)		
Earnings (net profit attributable to equity holders)	**222,181**	142,957
Number of shares		
Weighted average number of ordinary shares for basic earnings per share	**110,279,686**	104,247,526
Effect of dilutive potential ordinary shares		
Share options	**6,875,957**	9,426,794
Weighted average number of ordinary shares for diluted earnings per share	**117,155,643**	113,674,320

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. The Company has one category of potential dilutive ordinary shares: share options. For these share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

The weighted average number of ordinary shares for diluted earnings per share for the period up until the IPO in May 2005, has been computed on a pro forma basis assuming the change in the number of shares outstanding to 100 million had been effective for all of 2005.

10. Intangible assets

(€ in thousands)	Development costs	Acquired technology	Software	Total
Balance as at 31 December 2004				
Investment cost	1,549			1,549
Accumulated amortisation	-589			-589
	960			**960**
Movements				
Investments	1,254			1,254
Acquired intangible assets		15,210		15,210
Amortisation charges	-467	-1,112		-1,579
	787	14,098		14,885
Balance as at 31 December 2005				
Investment cost	2,803	15,210		18,013
Accumulated amortisation	-1,056	-1,112		-2,168
	1,747	**14,098**		**15,845**
Movements				
Investments[1]	1,296	34,083	1,944	37,323
Amortisation charges	-684	-12,336	-780	-13,800
Transferred from property, plant and equipment			45	45
Net foreign currency exchange differences		-230		-230
	612	21,517	1,209	23,338
Balance as at 31 December 2006				
Investment cost	4,099	49,293	1,989	55,381
Accumulated amortisation	-1,740	-13,448	-780	-15,968
Net foreign currency exchange differences		-230		-230
	2,359	**35,615**	**1,209**	**39,183**

[1] The investments in 2006 include an amount of €15.7 million which is related to the gross-up of the intangible assets (see also note 20 on deferred income tax).

Based upon management's assessment at the reporting date there was no indication that intangible assets were impaired. The intangible assets have finite useful lives.

11. Property, plant and equipment

(€ in thousands)	Furniture and fixtures	Computer hardware[1]	Other	**Total**
Balance as at 31 December 2004				
Investment cost	1,442	1,550	312	3,304
Accumulated depreciation	-182	-838	-234	-1,254
	1,260	**712**	**78**	**2,050**
Movements				
Investments	1,398	2,308	1,180	4,887
Acquisition of subsidiary	10	68	60	137
Disposals (net)	-40	-4	-18	-62
Depreciation charges	-451	-933	-460	-1,844
	917	1,439	762	3,118
Balance as at 31 December 2005				
Investment cost	2,671	3,666	1,223	7,560
Accumulated depreciation	-494	-1,515	-383	-2,392
	2,177	**2,151**	**840**	**5,168**
Movements				
Investments	2,062	2,258	2,950	7,270
Transferred to intangible assets		-45		-45
Disposals (net)	-21	-19	-33	-73
Depreciation charges	-970	-1,994	-1,430	-4,394
	1,071	200	1,487	2,758
Balance as at 31 December 2006				
Investment cost	4,705	5,973	4,128	14,806
Accumulated depreciation	-1,457	-3,622	-1,801	-6,880
	3,248	**2,351**	**2,327**	**7,926**

[1] In 2006 software was transferred from property, plant and equipment to intangible assets.

No impairment of property, plant and equipment was identified during the accounting period.

12. Inventories

(€ in thousands)	**2006**	2005
Finished goods	**61,571**	24,509
Components and sub-assemblies	**61,434**	78,674
Inventories	**123,005**	103,183

The cost of inventories recognised as an expense and included in cost of sales amounted to €593 million (2005: €356 million).

As a result of the write-down of inventories to their net realisable value the Group recognised costs of €5.6 million (2005: €3.3 million). These costs are included in cost of sales.

13. Trade receivables

(€ in thousands)	2006	2005
Gross trade receivables	**268,592**	153,235
Allowance for doubtful receivables	**-2,602**	-2,250
Trade receivables (net)	**265,990**	150,985

All receivables are expected to be recovered within a year. An allowance has been made for estimated unrecoverable amounts from the sale of goods.

The carrying amount of trade receivables approximates their fair value.

There is no significant concentration of credit risk with respect to trade receivables, as the Group has a large number of customers who are internationally dispersed.

Credit risk is minimised by excess loss insurance for all European customer receivables (see page 38 of this annual report).

14. Other receivables and prepayments

(€ in thousands)	2006	2005
Prepayments	**3,048**	1,483
VAT and other taxes	**8,896**	894
Other receivables	**4,376**	2,707
Other receivables and prepayments	**16,320**	5,084

The carrying amount of the other receivables and prepayments approximates their fair value.

15. Other financial assets

The Group utilises currency derivatives to mitigate significant risks related to future transactions and cash flows. The main currency risk to which the Group is exposed is the mismatch between the purchases which are mainly denominated in US dollars and revenues which are mainly denominated in euros. The Group does not purchase or hold financial instruments for trading purposes.

The Group is party to foreign currency forward contracts and plain option contracts for the management of its exchange rate exposures. At the balance sheet date, the total fair value relating to outstanding forward foreign exchange contracts to which the Group was committed was a net liability of €3.7 million (of which €4.4 million is included in other liabilities) compared to an asset of €3.7 million in 2005.

At the balance sheet date, the notional value of outstanding forward foreign exchange contracts to which the Group was committed was as follows:

(€ in thousands)	2006	2005
Rights and obligations to buy US dollars	**272,500**	145,719
Rights and obligations to sell GB pounds	**-81,500**	

16. Cash and cash equivalents

(€ in thousands)	2006	2005
Cash and equivalents	**310,122**	175,736
Deposits	**127,679**	2,641
Cash and cash equivalents	**437,801**	178,377

Cash and cash equivalents consist of cash held by the Group, highly liquid investments in money market funds and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

All cash and cash equivalents are available for immediate use by the Group.

17. Shareholders' equity

	2006	2005
Number of authorised ordinary shares (in thousands)	**333,000**	333,000
Number of authorised preferred shares (in thousands)	**166,500**	166,500
Number of issued and fully paid ordinary shares (in thousands)	**112,921**	107,281
Par value per share (in €)	**0.20**	0.20

The Company's authorised capital amounts to €99,900,000 and is divided into 333,000,000 ordinary shares, each with a nominal value of 20 cents and 166,500,000 preferred shares, each with a nominal value of 20 cents.

In 2006, 5,640,093 shares were issued following the exercise of share options by employees (2005: 0).

During the Global Offer in 2005 the Company issued 7,142,857 new ordinary shares at a price of €17.50 per share which are listed at Eurolist (Eurolist by Euronext Amsterdam NV). In addition, 138,616 new ordinary shares were issued to Nick Kaufmann Limited as part of his remuneration as financial adviser to the Company during the Global Offer.

18. Share options

The Group adopted a share option plan for members of management and eligible employees. Under the scheme, the Supervisory Board may grant options to members of management to subscribe for shares. The Management Board may grant options to eligible employees to subscribe for shares. The purpose of the share option plan is to retain employees and align the interests of management and eligible employees with those of shareholders by providing additional incentives to improve the Group's performance on a long-term basis.

Stock compensation reserve (€ in thousands)	2006	2005
Opening balance	**11,589**	2,614
Stock compensation expense	**21,321**	5,240
Tax benefit		3,735
Share options exercised	**-546**	
Closing balance	**32,364**	11,589

The tax benefit in 2005 relates to the excess of the tax basis compared to the accounting basis for stock options issued to employees.

Share option plan 2003

The compensation under the plan qualifies as 'Equity-settled share-based payments'. The vesting period under the 2003 share option plan is three years followed by an exercise period of two years. These terms result in options under the plan that cannot be transferred, pledged or charged and may be exercised only by the option holder over a period of two years starting three years after the date of the grant. Options expire five years after the date of grant.

Share option plan 2005

The compensation under the plan qualifies as 'Equity-settled share-based payments'. The vesting period under the 2005 share option plan is three years followed by an exercise period of four years. These terms result in options under the plan that cannot be transferred, pledged or charged and may be exercised only by the option holder over a period of four years starting three years after the date of the grant. Options expire seven years after the date of grant.

The options will be covered at the time of exercise by issuing new shares.

The following table summarises information about the stock options outstanding at 31 December 2006:

Year of grant	Number outstanding	Exercise price per share (in €)	Weighted average remaining life	Number exercisable	Weighted average exercise price (in €)
2003	4,449	0.02	1.02	4,449	0.02
2004	3,746,579	0.75 – 3.75	2.60		2.09
2005	4,417,484	26.44 – 28.82	5.80		28.22
2006	2,125,000	25.50 – 37.68	6.78		33.25

A summary of the Group's stock option plans and the movement during the years 2005 and 2006 is presented below:

	2006	**Weighted average exercise price (in €)**	2005	Weighted average exercise price (in €)
Outstanding at the beginning of the year	**13,840,224**	**9.64**	9,415,240	0.91
Granted	**2,132,500**	**33.25**	4,424,984	28.22
Exercised	**-5,640,093**	**0.12**		
Forfeited	**-39,119**	**12.86**		
Outstanding at the end of the year	**10,293,512**	**19.74**	13,840,224	9.64

Calculation of the value of share options on the date of grant
The fair value of the options granted is determined by the Black and Scholes model. This model is the prescribed model based upon IFRS 2 "Share-based Payments". The Black and Scholes model contains the input variables including the risk-free interest rate, volatility of the underlying share price, exercise price and share price at the date of grant. The fair value calculated is allocated to the three-year vesting period, using the straight-line method.

The input into the Black and Scholes model is as follows:

	2006	2005
Weighted average share price (in €)	**33.23**	28.58
Weighted average exercise price (in €)	**33.25**	28.22
Weighted average expected volatility	**40%**	38.75%
Weighted average expected life	**84 months**	68 months
Weighted average risk-free rate	**3.74%**	3.04%
Expected dividends	**0**	0

Volatility is determined using industry benchmarking for listed peer group companies as well as the historic volatility of the TomTom stock. The share price on the date of grant for options granted after the IPO is determined as the three-day average of the stock price prior to the date of the grant. Prior to the IPO, the share price was determined by management using a discounted cash flow model.

The Black and Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Group's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

19. Provisions

(€ in thousands)	Warranty	Earnout	Other	Total
Opening balance at 1 January 2005	**394**			**394**
Increases in provisions	6,733	8,070	7,892	22,695
Utilised	-2,047		-61	-2,108
Opening balance at 1 January 2006	**5,080**	**8,070**	**7,831**	**20,981**
Increases in provisions	32,940		10,713	43,653
Utilised	-16,525	-2,747	-171	-19,443
Released			-1,406	-1,406
Closing balance at 31 December 2006	**21,495**	**5,323**	**16,967**	**43,785**

Warranty provision
The Group generally offers warranties for its personal navigation products. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as evaluating recent trends that might suggest that past cost information may differ from future claims.

Earn-out provision
The provision for earn-outs relates to the acquisitions of Datafactory and Drivetech in 2005 (see note 22). Under the sale and purchase agreements, the former shareholders of Datafactory as well as Drivetech are entitled to an additional purchase price instalment depending on the performance of the acquired companies and related technologies during the period 2006–2008. Based upon management's best estimate, the Group provided for the maximum expected earn-out. The estimated non-current portion amounts to €5.0 million.

Other provision

The Group formed a provision for potential legal and tax risks in various jurisdictions. The legal matters mainly consist of intellectual property infringement issues.
In the normal course of business the Group receives claims relating to allegations that TomTom has infringed intellectual property assets and the companies making the claims seek payments which may take the form of licences and/or damages. Some of these claims may be resisted, some are likely to be settled by negotiation and others are expected to result in litigation.

The cases and claims against the Group often raise difficult and complex factual and legal issues which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought and the differences in applicable law. In the normal course of business, management consults with legal counsel and certain other experts on matters related to litigation. The Group accrues a liability when it is determined that an adverse outcome is more likely than not and the amount of the loss can be reasonably estimated. If either the likelihood of an adverse outcome is reasonably possible or an estimate is not determinable, the matter is disclosed provided it is material. The directors are of the opinion that the provision is adequate to resolve these claims.

The methodology used to determine the level of liability requires significant judgements and estimates regarding the costs of settling asserted claims. Due to the fact that there is limited historical data available the estimated liability cannot be based upon recent settlement experience for similar types of claims.

(€ in thousands)	2006	2005
Non-current	**9,682**	9,777
Current[1]	**34,103**	11,204
Total	**43,785**	20,981

[1] The warranty provision is classified as a current liability.

20. Deferred income tax

As at 31 December 2006 the Group had an estimated deferred tax liability of €1.0 million (2005: €0.8 million). A deferred tax asset has been recorded amounting to €12.1 million (2005: €1.3 million). The deferred tax asset and tax liability result from timing differences between the tax and accounting treatment of granted share options, amortisation of intangible assets and several provisions.

(€ in thousands)	2006	2005
Deferred tax assets:		
To be recovered after more than 12 months	**6,927**	1,307
To be recovered within 12 months	**5,134**	
	12,061	1,307
Deferred tax liabilities:		
To be recovered after more than 12 months	**86**	287
To be recovered within 12 months	**876**	469
	962	756

The movement of the deferred tax assets is as follows:

(€ in thousands)	Stock compensation expense	Intangible assets	Provisions	Total
Balance as at 31 December 2004				
Charged to income	1,011		296	1,307
Balance as at 31 December 2005	**1,011**		**296**	**1,307**
Charged to income	5,361	555	4,838	10,754
Balance as at 31 December 2006	**6,372**	**555**	**5,134**	**12,061**

A deferred tax asset is recognised for the stock compensation expense related to the share option plan 2005.

The movement of the deferred tax liabilities is as follows:

(€ in thousands)	Stock compensation expense	Intangible assets	Total
Balance as at 31 December 2004	**1,301**		**1,301**
Charged to income	-545		-545
Balance as at 31 December 2005	**756**		**756**
Charged to income	-469	-15,044	-15,513
Acquisitions		15,719	15,719
Balance as at 31 December 2006	**287**	**675**	**962**

A deferred tax liability is recognised for the stock compensation expense related to the share option plan 2003.

Increased insight into the commercial tax implications of acquisitions made in 2005 and 2006 resulted in a gross-up of intangible assets and the recognition of a deferred tax liability in June 2006. This non-cash event had no impact on net profit. A large part of this gross-up (€15.0 million) was released during 2006 as a result of amortisation of the intellectual property and the transfer of intellectual property between Group companies which resulted in the recognition of a current tax liability.

21. Off balance sheet commitments

The Group has long-term financial commitments, which are not shown in the Group's balance sheet as of 31 December 2006.

These are operating leases for buildings, cars and office equipment, which consist of:

(€ in thousands)	2006	2005
Commitments less than 1 year	**7,744**	1,698
Commitments between 1–5 years	**12,550**	4,753
Commitments longer than 5 years	**43**	
	20,337	6,451

No discount factor is used in determining the operating lease commitments.

As at 31 December 2006, the Group had open purchase commitments with our contract manufacturers for certain products and components. Based on our forecasts of the number of units we will require, our contract manufacturers order the requisite component parts from their suppliers. Our manufacturers have commitments on these components. In certain circumstances TomTom has a contractual obligation to purchase these components from our manufacturers.

Please refer to note 19 for disclosures on tax and legal contingencies.

22. Business combinations

2006

Acquisition of Applied Generics Ltd.

On 11 January 2006, the Group acquired 100% of the share capital of Applied Generics for a price of €16.5 million. Applied Generics has developed technology that makes it possible to generate real-time road traffic information based on the analysis of mobile network usage and cell-switching. The technology has the potential to deliver high-quality traffic information at a fraction of the investment normally required to generate traffic information.

TomTom classifies the acquisition of Applied Generics as an acquisition of a group of identifiable assets and liabilities which do not meet the definition of a business under IFRS 3 "Business Combinations".

2005

Datafactory AG

During August 2005, the Group acquired 100% of the share capital of Datafactory AG for a price of €14.3 million. Datafactory AG offers an online system for fleet management. The acquired company contributed revenues of €2.2 million and a net profit of €0.4 million to the Group for the period from 25 August 2005 to 31 December 2005. This transaction has been accounted for using the purchase method of accounting.

Drivetech Inc.

During December 2005, the Group acquired 100% of the share capital of Drivetech for a price of €2.7 million. Drivetech is a company that develops navigation software for the Taiwanese market. The Group consolidated Drivetech from December 2005 onwards. The transaction has been accounted for by the purchase method of accounting.

23. Related party transactions

All related party transactions within the Group are eliminated.

Company income statement of TomTom NV *for the year ended* 31 December
(before proposed appropriation of result)

(€ in thousands)	Notes	2006	2005
Result of subsidiaries after taxation	(2)	**224,171**	142,994
Other income and expense after tax	(3)	**-1,990**	-37
Net profit		**222,181**	142,957

Company Balance Sheet of TomTom NV
as of 31 December

(€ in thousands)	Notes	2006	2005
Assets			
Non-current assets			
Investments in subsidiaries	(2)	**426,292**	189,202
Current assets			
Receivables		**2,747**	2,740
Inter-company receivable		**1**	13,620
Cash and cash equivalents		**150,322**	101,675
Total current assets		**153,070**	118,035
Total assets		**579,362**	307,237
Equity and liabilities			
Shareholders' equity	(4)		
Share capital		**22,584**	21,456
Share premium		**115,075**	115,091
Legal reserves	(5)	**2,804**	1,813
Stock compensation reserve	(6)	**32,364**	11,589
Retained earnings		**155,782**	13,437
Result for the year		**222,181**	142,957
Total equity		**550,790**	306,343
Provisions		**166**	179
Inter-company payable		**21,028**	715
Current liabilities		**7,378**	
Total equity and liabilities		**579,362**	307,237

1. Presentation of financial statements and principal accounting policies

The description of TomTom's (the "Company") activities and the Company structure, as included in the notes to the consolidated financial statements, also applies to the Company financial statements.

In accordance with section 2:362 Part 8 of the Netherlands Civil Code the Company has prepared its Company financial statements in accordance with accounting principles generally accepted in the Netherlands, applying the accounting policies as adopted in the consolidated financial statements (IFRS). Investments in subsidiaries are stated at net asset value as the Company effectively exercises significant influence over them. For more information on the accounting policies applied and on the notes to the consolidated financial statements, please refer to pages 46 to 50.

The total equity and profit in the Company financial statements is equal to the consolidated equity.

In accordance with section 402 of Part 9 of Book 2 of the Netherlands Civil Code, a condensed income statement is included in the financial statements.

2. Investments in subsidiaries

The movements in financial fixed assets were as follows:

(€ in thousands)	Notes	Investments in Group companies
Balance as at 31 December 2004		
Book value		**37,175**
Movements 2005		
Additions		
Cumulative translation adjustment		58
Transfer to stock compensation reserve	(6)	8,975
Result participations		142,994
Balance as at 31 December 2005		
Book value		**189,202**
Movements 2006		
Additions		
Cumulative translation adjustment		379
Transfer to stock compensation reserve	(6)	12,540
Result participations		224,171
Balance as at 31 December 2006		
Book value		**426,292**

3. Other income and expense after taxation

The other income and expense consists of the remuneration of the Management Board and the Supervisory Board, and interest income on the Company's outstanding cash balances. For the remuneration of the Management Board and Supervisory Board please refer to note 5 to the consolidated financial statements.

4. Shareholders' equity

For the statement of changes in consolidated equity for the year ended 31 December 2006, please refer to page 45 in the consolidated financial statements.

5. Legal reserves

(€ in thousands)	2006	2005
Legal reserves at 1 January	**1,813**	961
Internally generated intangible assets	**612**	794
Cumulative translation adjustment	**379**	58
Legal reserves at 31 December	**2,804**	1,813
Internally generated intangible assets	**2,352**	1,740
Cumulative translation adjustment	**452**	73
Total legal reserves	**2,804**	1,813

6. Stock compensation reserve

For details of the stock compensation reserve please refer to note 18 in the consolidated annual accounts.

7. Off balance sheet commitments

The Company has issued several declarations of joint and several liability for various Group companies in compliance with Section 403, book 2 of the Dutch Civil Code. Declarations were issued during the year for TomTom International BV and TomTom Sales BV.

8. Statutory provision with respect to appropriation of results

According to the Company's Articles of Association, the Company's result is freely at the disposal of the shareholders, provided that total shareholders' equity exceeds the called-up and paid-up capital of the Company, increased by legal and statutory reserves.

9. Proposed appropriation of result

The Management Board proposes to add the net profit in full to the retained earnings.

10. Auditor's report

Reference is made to the auditor's report on page 67.

Management Board
Harold Goddijn
Alexander Ribbink
Marina Wyatt

Supervisory Board
Andrew Browne
Guy Demuynck
Doug Dunn

Amsterdam,
22 February 2007

TomTom NV
Statutory Seat Amsterdam

Auditor's report

Report on the financial statements

We have audited the accompanying financial statements 2006 of TomTom NV, Amsterdam. The financial statements consist of the consolidated financial statements and the Company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The Company financial statements comprise the Company balance sheet as at 31 December 2006, the Company profit and loss account for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Management Board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of TomTom NV as at 31 December 2006, and of its results and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the Company financial statements

In our opinion, the Company financial statements give a true and fair view of the financial position of TomTom NV as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part of the Netherlands Civil Code, we report, to the extent of our competence, that the Management Board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, 22 February 2007
Deloitte Accountants B.V.
A. Sandler

(€ in thousands)	2002	2003	2004	2005	2006
Profit and loss					
Revenue	7,886	39,129	192,429	720,031	**1,363,758**
Cost of sales	3,483	19,745	107,192	409,194	**785,131**
Gross profit	4,403	19,384	85,237	310,837	**578,627**
Research and development expenses	918	2,209	4,554	8,949	**36,244**
Marketing expenses	219	2,537	19,391	63,556	**100,812**
Selling, general and administrative expenses	1,495	4,566	16,811	38,014	**80,033**
Stock compensation expense		103	1,044	5,241	**21,321**
Total operating expenses	2,632	9,415	41,800	115,760	**238,410**
Operating profit	1,771	9,969	43,437	195,077	**340,217**
Financial income and (expense), net	9	-525	-774	14,664	**-24,681**
Profit before tax	1,780	9,444	42,663	209,741	**315,536**
Income tax	419	3,263	14,946	66,784	**93,355**
Net profit	1,361	6,181	27,717	142,957	**222,181**
Balance sheet					
Non-current assets	562	1,164	3,010	22,320	**59,170**
Inventory	557	2,218	13,402	103,183	**123,005**
Trade receivables and other receivables	2,853	10,681	34,358	156,069	**282,310**
Other financial assets				3,651	**682**
Cash and cash equivalents	807	6,895	40,167	178,377	**437,801**
Total assets	4,779	20,958	90,937	463,600	**902,968**
Equity	1,679	7,593	37,806	306,343	**550,790**
Provisions		70	394	20,981	**43,785**
Non-current liabilities			1,301	1,057	**1,300**
Current liabilities	3,100	13,295	51,436	135,219	**307,093**
Total liabilities	4,779	20,958	90,937	463,600	**902,968**
Cash flow					
Cash generated from operations	1,018	8,715	44,464	102,402	**392,118**
Net increase in cash and cash equivalents	415	6,088	33,272	138,135	**264,050**
Exchange rate differences				75	**-4,626**
General					
Average number of employees	38	75	150	316	**627**

Contact directory

TomTom International
Rembrandtplein 35
1017 CT Amsterdam
The Netherlands

Tel: +31 (0)20 850 0800
Fax: +31 (0)20 850 1099

TomTom USA
150 Baker Avenue
Concord, MA 01742
United States of America

Tel: +1 978 287 9555
Fax: +1 978 287 9522

TomTom UK
169 Euston Road
London, NW1 2AE
United Kingdom

Tel: +44 (0)207 387 5444
Fax: +44 (0)207 255 9770

TomTom Germany
Bajuwarenring 21
D – 82041 Oberhaching
Germany

Tel: +49 (0)89 678 0490
Fax: +49 (0)89 678 04910

TomTom France
47-49 Avenue Edouard Vaillant
92100 Boulogne Billancourt
France

Tel: +33 1 70 98 96 14
Fax: +33 1 70 98 96 01

TomTom Italy
P. le Biancamano, 8
I – 20121 Milano
Italy

Tel: +39 02 6203 2152
Fax: +39 02 6203 4000

TomTom Iberia
C/ Ribera del Loria, 46
(Campo de las Naciones)
28042 Madrid
Spain

Tel: +34 (0)91 503 0172
Fax: +34 (0)91 503 0099

TomTom Australia
Building 1
Suite 3, Level 3
3 Richardson Place
North Ryde NSW 2113
Australia

Tel: +61 2 8875 1700
Fax: +61 2 9889 8856

TomTom Belgium
Uitbreidingsstraat 84
2600 Berchem
Belgium

Tel: +31 (0)20 8501 172
Fax: +31 (0)20 8501 099

TomTom Asia
32F, No. 66, Sec.1
Jhongsiao W. Road
Taipei City 10018
Taiwan (R.O.C.)

Tel: +886 (0)2 2331 5889
Fax: +886 (0)2 2331 6589

TomTom WORK Leipzig
Maximilianallee 4
D-04129 Leipzig
Germany

Tel. +49 (0)34 124 4950
Fax: +49 (0)34 124 49525

All written correspondence intended for Investor Relations should be addressed to:

TomTom NV
Investor Relations
Rembrandtplein 35
1017 CT Amsterdam
The Netherlands

Tel: +31 (0)20 753 5194

We are registered with the Trade Register of the Chamber of Commerce of Amsterdam, under number 34224566. Our corporate seat is in Amsterdam. We have our business address at Rembrandtplein 35, 1017 CT Amsterdam, the Netherlands

Designed and produced by greymatter williams and phoa, London

A history of innovation and category-defining products

Company milestones	1991	1994	1996	1999	2001	2002	2003	2004	2005	2006
http://investors.tomtom.com/tomtom/overview/history/	Peter-Frans Pauwels and Pieter Geelen found Palmtop Palmtop starts to develop applications ranging from dictionaries and personal finance products to games and route planners.	Corinne Vigreux joins the Company to help sell the Palmtop applications in Europe	Launched first navigation software for PDAs – EnRoute and RouteFinder	Developed carrier grade location server technology with Ericsson to provide maps, routing and other location-based services (LBS) for mobile phones	Harold Goddijn becomes the fourth full partner and adds the necessary breadth of vision to both grow the Company and give it focus. A new name was needed to show our new direction, and we decided on TomTom.	Launch of first GPS-linked car navigation product for PDAs, the TomTom NAVIGATOR	Developed NavCore Software Architecture upon which all of the Company's navigation products are based Mark Gretton joins TomTom to develop an all-in-one navigation product. Alexander Ribbink joins the Company to drive the marketing of our growing range of products.	Shipped first portable navigation device – the TomTom GO	Marina Wyatt joins the Company as CFO and helps TomTom to 'go public' on the Amsterdam Stock Exchange in May 2005 Harry van de Kraats joins as HR Director to build the organisation with highly skilled and qualified personnel	Launched TomTom WORK and TomTom Mobility Solutions. Installed base of over 8 million users.

Product range

Product range	2002	2003	2004	2005	2006
http://investors.tomtom.com/tomtom/overview/products/					
Connectivity					
Premium PND range					
Entry level PND range					
Software solutions					



Sales	€8m	€39m	€192m	€720m	€1,364m

Rembrandtplein 35
1017 CT Amsterdam
The Netherlands

Tel. +31 (0)20 850 0800
Fax: +31 (0)20 850 1099

www.tomtom.com

TOMTOM

TOMTOM®

TomTom Unveils the New TomTom RIDER - Its Award Winning Navigation Solution for Bikers

Amsterdam, 11 April 2007 –TomTom, the world's largest navigation solution provider, today announces the launch of the new TomTom RIDER, TomTom's all in one navigation solution designed for bikers by bikers.

The new TomTom RIDER will come in two versions: TomTom RIDER Europe will feature complete door-to-door navigation anywhere in Western Europe and TomTom RIDER Regional will come with maps for a specific region or country.

Combining ease of use, portability, a touchscreen that is specially developed for use with gloves and TomTom's award winning software, the new TomTom RIDER is the perfect tool to ensure bikers can safely and reliably get from A to B.

In addition to being waterproof, the new TomTom RIDER comes with a new Cardo scala-rider™ Bluetooth® headset for in-helmet spoken instructions. The new headset fits open and closed helmets and has exceptional noise cancellation performance to ensure that bikers can hear directions and phone calls with unparalleled clarity.

TomTom RIDER also comes with a new RAM® mount that fits on virtually all motorbikes and is easy to mount. Its design is renowned worldwide to withstand the toughest conditions bikers may encounter.

To ensure ultimate safety, the new TomTom RIDER features a secure dock on which the RAM mount fits easily, as well as a unique four icon user interface that is ideal for gloves.

"TomTom RIDER is the first ever navigation solution specifically designed for motorbikers and the world's best-selling. This new TOMTOM RIDER gives bike riders more of what they love when navigating on their bikes — high quality, easy to use and safe navigation, in addition to impeccable vocal instruction, smart services and extras to ensure they have a great bike experience," said Harold Goddijn, TomTom's chief executive officer.

For bikers who own a car, TomTom RIDER also has a car-kit accessory that allows the TomTom RIDER to be used in a car much like the TomTom GO and the TomTom ONE ranges. This car-kit accessory can be purchased for just €79.95.

The new TomTom RIDER will be available from end-May 2007. Pricing is expected to be between Euro 500 and 600.

TomTom HOME will also be available to TomTom RIDER users. TomTom HOME is TomTom's free software application enabling users to manage, download, store and transfer content from their computer onto their TomTom device.

Content and services provided by TomTom's unique PLUS offering are available for TomTom RIDER as well, managed through TomTom HOME

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2006 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2006/ . TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

END